                                                                      EXHIBIT 13

SELECTED FINANCIAL AND OPERATING DATA


                                                                                   Year Ended December 31
                                            ........................................................................................
                                                                                                                          Five-Year
(dollars in thousands,                                                                                                     Compound
except per share data)                           1995          1994(1)      1993(1)     1992(1)     1991(1)     1990(1)  Growth Rate
 ....................................................................................................................................
INCOME STATEMENT DATA:
Interest income                             $   457,409    $   258,672   $  259,857  $  120,630   $  111,195   $  169,943     21.90%
Interest expense                                249,396         93,695       67,994      29,888       41,797       76,347     26.71
                                            ---------------------------------------------------------------------------------------
Net interest income                             208,013        164,977      191,863      90,742       69,398       93,596     17.32
Provision for loan losses                        65,895         30,727       34,030      55,012       40,891       22,483     23.99
                                            ---------------------------------------------------------------------------------------
Net interest income after
   provision for loan losses                    142,118        134,250      157,833      35,730       28,507       71,113     14.85
Non-interest income                             553,043        396,902      194,825     121,642      111,017       71,673     50.48
Non-interest expense(2)                         497,430        384,325      181,804     108,508       86,042       90,648     40.56
                                            ---------------------------------------------------------------------------------------
Income before income taxes                      197,731        146,827      170,854      48,864       53,482       52,138     30.55
Income taxes                                     71,220         51,564       60,369      16,614       18,184       17,727     32.07
                                            ---------------------------------------------------------------------------------------
Net income                                  $   126,511    $    95,263   $  110,485  $   32,250   $   35,298   $   34,411     29.74
                                            =======================================================================================
Dividend payout ratio                             12.55%
PER COMMON SHARE:
Net income(3)                               $      1.90    $      1.44   $     1.67  $      .49   $      .53   $      .52
Book value at year-end                             9.05           7.18
Average common and common equivalent
   shares outstanding(3)                     66,592,750     66,067,250
                                            =======================================================================================
SELECTED AVERAGE BALANCES:
Credit card loans held for securitization   $   402,602    $   432,581   $  393,835               $   92,055   $    1,096    225.85
Credit card loans                             2,537,606      1,854,103    1,819,543  $  772,742      581,432    1,023,518     19.91
Allowance for loan losses                       (69,939)       (66,434)     (59,754)    (43,767)     (23,154)     (30,042)    18.41
Securities                                      949,923         62,626
Total assets                                  4,436,055      2,629,920    2,289,043     827,093      731,881    1,045,272     33.52
Deposits                                        769,688         36,248
Other borrowings                              2,952,162      2,287,474    2,148,155     762,762      675,732      990,743     24.40
Stockholders'/Division equity(4)                543,364        239,616      113,815      51,454       46,807       40,550     68.04
                                            =======================================================================================
SELECTED YEAR-END BALANCES:
Credit card loans held for securitization   $   400,000                                                        $  400,000
Credit card loans                             2,521,679    $ 2,228,445   $1,862,744  $1,304,560   $  767,448      372,601
Allowance for loan losses                       (72,000)       (68,516)     (63,516)    (55,993)     (31,541)     (20,301)
Securities                                    1,233,796        412,070
Total assets                                  4,759,321      3,091,980    1,991,207   1,351,802      837,240      818,586
Deposits                                        696,037        452,201
Other borrowings                              3,301,672      2,062,688    1,791,464   1,266,507      778,082      763,997
Stockholders'/Division equity(4)                599,191        474,557      168,879      69,294       51,586       45,045
                                            =======================================================================================

MANAGED LOAN DATA:
Reported loans (average)                    $ 2,940,208    $ 2,286,684   $2,213,378  $  772,742   $  673,487   $1,024,614     23.47
Securitized loans (average)                   6,149,070      3,910,739    1,052,187     680,000      638,531      141,097    112.74
                                            ---------------------------------------------------------------------------------------
Total loans (average)                         9,089,278      6,197,423    3,265,565   1,452,742    1,312,018    1,165,711     50.80
Loan interest income                          1,192,100        733,659      432,521     249,082      227,165      190,693     45.69
Year-end loans                               10,445,480      7,378,455    4,832,400   1,984,560    1,447,448    1,272,601     52.35
Year-end total accounts (000's)                   6,149          5,049        3,118       1,672        1,261        1,019     43.26
Loan yield                                        13.12%         11.84%       13.24%      17.15%       17.31%       16.36%
Loan delinquency rate(5)                           4.20           2.95         2.39        5.30         8.18         3.30
Loan net charge-off rate(6)                        2.25           1.48         2.09        5.18         5.61         3.83
                                            =======================================================================================

OPERATING RATIOS:
Net income to average assets                       2.85%          3.62%        4.83%       3.90%        4.82%        3.29%
Net income to average equity                      23.28          39.76        97.07       62.68        75.41        84.86
Equity to assets (average)                        12.25           9.11         4.97        6.22         6.40         3.88
Net interest margin -- managed                     6.28           6.90         9.55       12.63        10.70         8.71
Allowance for loan losses to loans
   at year-end(7)                                  2.85           3.07         3.41        4.29         4.11         5.45
                                            =======================================================================================

(1) The Company's results prior to November 22, 1994, reflect operations as a division of Signet Bank/Virginia.
(2) Non-interest expense includes a $49.0 million ($31.9 million after tax) nonrecurring charge for computer services contract termination expense in 1994.
(3) Assumes 66,067,250 shares outstanding prior to November 22, 1994.
(4) Division equity reflects an allocation of capital to Capital One Bank as a division for purposes of preparation of the financial statements of the Company. Such allocation is not subject to regulatory minimums.
(5) Delinquencies, except for 1990, represent credit card loans which were 30 days or more past-due at year-end. Delinquencies for 1990 represent credit card loans which were 60 days or more past-due at year-end.
(6) Net charge-offs reflect actual principal amounts charged off less recoveries.
(7) Excludes credit card loans held for securitization.


                                                               Capital One    17

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


INTRODUCTION

Capital One Financial Corporation (the "Company") is a financial services company that offers credit card products as its primary business through its wholly owned subsidiary, Capital One Bank (the "Bank"). The Company is one of the oldest continually operating bank card issuers in the United States, having commenced operations in 1953, the same year as the formation of what is now MasterCard International. At December 31, 1995, the Bank has 6.1 million credit card customers and $10.4 billion in managed loans outstanding and is one of the largest providers of MasterCard and Visa credit cards in the United States.

         Prior to 1988, the Company's credit card operations were regionally oriented, focused primarily in the area served by Signet Banking Corporation's ("Signet") bank branches in Virginia, Maryland and Washington, D.C. In 1988, the Company began developing its information-based strategy, enabling it to target profitable and creditworthy segments of the bank card market and to expand nationally.

         Prior to November 1994, the Company operated as the credit card division of Signet Bank/Virginia ("Signet/ Virginia"), a wholly owned subsidiary of Signet. On November 22, 1994, Signet/Virginia contributed designated assets and liabilities of its credit card division and approximately $358 million of equity capital into a newly chartered, limited purpose Virginia state Federal Reserve member credit card bank, Capital One Bank, then a wholly owned subsidiary of Signet/Virginia (the "Separation"). Following the contribution of assets and the assumption of liabilities, Signet/Virginia immediately distributed the capital stock of Capital One Bank to Signet which, in turn, contributed such stock to the Company, a newly formed subsidiary of Signet.

         On the same day, the Company issued 7,125,000 shares of its common stock in an initial public offering (the "IPO"), the net proceeds of which were approximately $102 million, and 464,400 shares of restricted stock (together representing approximately 11.5% of the Company). Signet held the remaining 58,477,850, or approximately 88.5%, of the shares of the Company's common stock. On January 24, 1995, the Board of Directors of Signet approved the distribution of its shares, and on the close of business on February 28, 1995, transferred its remaining interest in the Company directly to Signet stockholders of record as of February 10, 1995 (the "Distribution").

         The historic financial statements for the Company for the periods prior to November 22, 1994, have been prepared based upon the transfer of assets and assumption of liabilities contemplated by an agreement entered into among the Company, Signet and Signet/Virginia at the time of the Separation (the "Separation Agreement"). Prior to the Separation, the operations of the Company were conducted as a division within Signet/Virginia, to which Signet and its various subsidiaries had provided significant financial and operational support.

         At the time of the IPO, the Company entered into several interim services agreements with Signet. These agreements provide, at estimated market rates, certain ongoing operational support in areas such as general ledger, investments and human resources. At December 31, 1995, many of these services are now performed by the Company.

         The Company's profitability is affected by the interest margin on interest-earning assets, cardholder usage patterns, credit quality, the level of solicitation (marketing) expenses and operating efficiency. The Company's revenues consist primarily of interest income on revolving credit card loans, securities and non-interest income consisting of credit card servicing income and credit card fees, which include annual membership, interchange, cash advance, over limit, past-due and other credit card fee income. The Company's primary expenses are the costs of funding assets, credit losses and operating expenses, including salaries and associate benefits, solicitation expenses, processing expenses and income taxes.

         Significant marketing expenses to implement the Company's new product strategies (e.g., printing, credit bureau costs and postage) are incurred prior to the acquisition of new accounts while the resulting revenues are recognized over the life of the acquired accounts. Revenues recognized are a function of the response rate of the initial marketing program, card usage and attrition patterns, credit quality of accounts, product pricing, effectiveness of account management programs and operating costs.

PRO FORMA

         Due to the significance of changes in funding and other operating issues, the following discussion and Table 1 present the Company as if it had been an independently funded stand-alone organization for the full year in 1994. The pro forma presentation is the baseline from which management compares performance to the year ended December 31, 1995. Following this discussion of pro forma results is a more complete analysis of the historic financial statements contained elsewhere in this report.

         As a division of Signet/Virginia, the Company was subject to many decisions made by Signet on a consolidated level. Most notably its asset/liability management was established at the corporate rather than divisional level. As a result, the Company's historic operating results reflect a certain level of unhedged interest rate exposure prior to November 22, 1994.

         The Separation and subsequent Distribution also resulted in a significant reorganization of the equity and funding of the Company. Accordingly, certain costs of operating as a public stand-alone entity rather than as a division of a larger organization resulted in incrementally higher expenses than are reflected on a historic basis. An estimate of these effects was taken into consideration in preparing pro forma statements of income for 1994 in Table 1.





18  Capital One

TABLE 1 -- COMPARISON OF 1995 ACTUAL TO 1994 PRO FORMA NET INCOME

                                                                                                 Year Ended December 31
                                                                                              .............................
(dollars in thousands)                                                                          1995                1994
 ...........................................................................................................................
                                                                                              (ACTUAL)          (Pro Forma)
Interest income:
   Credit card loans, including fees                                                          $351,786             $214,100
   Credit card loans held for securitization                                                    45,868               41,015
   Federal funds sold                                                                           26,832                2,483
   Other                                                                                        32,923               28,495
                                                                                              -----------------------------
Total interest income                                                                          457,409              286,093
Interest expense:
   Deposits                                                                                     49,547                2,364
   Federal funds purchased                                                                      45,878                2,927
   Bank facility                                                                                20,173              152,269
   Bank notes                                                                                  133,635                   53
   Affiliate borrowings                                                                            163                  476
                                                                                              -----------------------------
Total interest expense                                                                         249,396              158,089
                                                                                              -----------------------------
Net interest income                                                                            208,013              128,004
Provision for loan losses                                                                       65,895               30,727
                                                                                              -----------------------------
Net interest income after provision for loan losses                                            142,118               97,277
Non-interest income                                                                            553,043              399,357
Non-interest expense(1)                                                                        497,430              391,140
                                                                                              -----------------------------
Income before income taxes                                                                     197,731              105,494
Income taxes                                                                                    71,220               37,097
                                                                                              -----------------------------
Net income                                                                                    $126,511             $ 68,397
                                                                                              =============================

(1) Non-interest expense includes a $49.0 million ($31.9 million after-tax) nonrecurring charge for computer services contract termination expense in 1994.


         The pro forma information does not purport to represent what the results of 1994 operations would actually have been if the adjustments described below had occurred in 1994 or to be indicative of the future results of operations or financial position of the Company. The adjustments described below are based upon available information and on assumptions that the Company believes are reasonable.

         Pro forma interest income includes, for the period prior to the Separation, interest income earned on a hypothetical portfolio of high-quality liquid securities that the Company would have purchased in order to provide adequate liquidity and to meet its ongoing cash needs. The interest expense associated with funding the liquid securities also includes and is based on the Company's 1994 bank facility (see discussion under "Funding") and is assumed to have a modestly negative impact on net interest income for the periods presented. Additionally, pro forma results reflect the replacement of the affiliate borrowing liability solely with the 1994 bank facility. The bank facility is assumed to bear interest at the one-month London Interbank Offered Rate ("LIBOR") plus 85 basis points (including the amortization of debt issuance costs). The assumed average rate was 5.22% for the period from January 1 through November 22, 1994.

         Pro forma results also include an increase in interest expense, non-interest (rental) income and non-interest (depreciation) expense associated with the Company's ownership of additional office buildings. Pursuant to the Separation Agreement, these buildings were transferred to the Company at net book value upon consummation of the Separation, portions of which were leased back to Signet/Virginia, until the Company assumes full occupancy.

         Pro forma results also reflect the estimated additional administrative expenses (executive salaries, professional services, business taxes and other expenses) incurred by the Company as a publicly-held, stand-alone entity. Pro forma results reflect the net tax effect, at the statutory Federal income tax rate of 35%.

         Actual net income for the year ended December 31, 1995, of $126.5 million increased $58.1 million, or 85%, over pro forma net income of $68.4 million in 1994. The increase in net income was partially attributable to $31.9 million (after-tax) expense in 1994 for settlement costs to terminate a long-term data processing services contract. Net interest income also increased $80.0 million, or 63%, to $208.0 million in 1995 from $128.0 million in 1994. This rise in net interest income was due to a 31% increase in interest-earning assets and an increase in net interest margin to 5.35% in 1995 from 4.30% in 1994. These increases were partially offset by increases in non-interest expenses as a result of balance and account growth discussed further below. Remaining income and expense fluctuations are consistent with those noted on a historic basis below.





                                                                 Capital One  19

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


SUMMARY OF HISTORIC RESULTS OF OPERATIONS

The following discussion provides a summary of 1995 results compared to the historic results of the Company which, prior to November 22, 1994, are as a division of Signet. Each component is discussed in further detail in subsequent sections of this analysis.

YEAR ENDED DECEMBER 31, 1995
COMPARED TO YEAR ENDED DECEMBER 31, 1994

Net income for the year ended December 31, 1995, of $126.5 million increased $31.2 million, or 33%, over net income of $95.3 million in 1994. The increase in net income was partially attributable to the $31.9 million (after-tax) nonrecurring charge for 1994 settlement costs to terminate a long-term data processing services contract.

         Other factors affecting net income include the increase in net interest income of $43.0 million, or 26%, the result of a 66% increase in average interest-earning assets offset by a decrease in the net interest margin to 5.35% from 7.02%. The decrease in net interest margin reflects overall increases in average short-term market interest rates plus the absence of a stand-alone hedging program prior to the IPO. The provision for loan losses increased $35.2 million, or 114%, as average reported loans increased 37% and the net charge-off rate increased to 2.03% in 1995 from 1.13% in 1994 as the average age of the accounts increased (generally referred to as "seasoning"). Non-interest income increased $156.1 million, or 39%, primarily due to the increase in average managed loans including those securitized. Increases in solicitation costs of $45.9 million, or 46%, and other non-interest expenses (excluding the contract termination expense of $49.0 million) of $116.2 million, or 50%, reflect the increase in marketing investment in existing and new product opportunities and the cost of operations to manage the growth in credit card accounts. Average managed loans grew 47%, to $9.1 billion from $6.2 billion, as a result of the success of the Company's solicitation and account management strategies.

YEAR ENDED DECEMBER 31, 1994
COMPARED TO YEAR ENDED DECEMBER 31, 1993

Net income for the year ended December 31, 1994, of $95.3 million decreased $15.2 million, or 14%, over net income of $110.5 million in 1993. The decrease in net income was partially attributable to the $31.9 million (after-tax) in contract termination costs previously mentioned.

         Other factors reducing net income include the increase in funding costs associated with reported assets as the average interest rate on borrowings increased to 4.03% in 1994 from 3.17% in 1993. Increases in credit card solicitation costs of $45.1 million, or 81%, and other non-interest expenses (excluding the contract termination expense of $49.0 million) of $108.4 million, or 86%, reflect the increase in marketing investment in existing and new product opportunities and the cost of operations to manage the growth in credit card accounts.

         Increased funding costs and non-interest expenses were offset in part by the growth in non-interest income related to increased securitizations and the increase in the loan portfolio. Additionally, lower loss provisions, decreasing to $30.7 million from $34.0 million, or 10%, reflect the results of more recent solicitation programs.

MANAGED LOAN PORTFOLIO

The Company analyzes its financial performance on a managed loan portfolio basis. Managed loan data adjusts the income statement and balance sheet to add back the effect of securitizing loans. The Company also evaluates its interest rate exposure on a managed portfolio basis.

         In originating its loan portfolio in recent years, the Company has pursued a low introductory interest rate strategy with accounts repricing to higher rates after 6 to 16 months from the date of origination. The amount of repricing is actively managed in an effort to maximize return on investment at the customer level reflecting the risk and expected performance of the account. Accounts also may be repriced upwards or downwards based on customer performance. Industry competitors have continuously solicited the Company's customers with similar low rate introductory strategies. Management believes that these competitive pressures have and will continue to put additional pressure on low introductory rate strategies.

         Partially in response to competitive pressures in 1995, the Company began to shift a significant amount of its solicitation expense to other product opportunities. These products do not have the immediate impact on managed loan balances of the introductory rate product but typically consist of lower credit limit accounts which build balances over time. As was experienced in the fourth quarter of 1995, management expects aggregate loan balance growth to continue to slow or even decline as a result of this shift. However, net new account growth is expected to continue. Actual growth may vary and is subject to such factors as competition, market interest rates, consumer credit quality and other external and internal circumstances.

         The Company's managed loan portfolio is comprised of credit card loans, credit card loans held for securitization and securitized credit card loans. Securitized loans are not assets of the Company and, therefore, are not shown on the balance sheet. Reported loans consist of credit card loans and credit card loans held for securitization and excludes securitized loans. Table 2 summarizes the Company's managed loan portfolio.





20  Capital One

TABLE 2 -- MANAGED LOAN PORTFOLIO


                                                                                Year Ended December 31
                                                       ......................................................................
(dollars in thousands)                                     1995           1994           1993          1992           1991
 .............................................................................................................................
YEAR-END BALANCES:

On-balance sheet loans held for securitization         $   400,000
On-balance sheet credit card loans                       2,521,679     $2,228,455     $1,862,744    $1,304,560     $  767,448
Securitized credit card loans                            7,523,801      5,150,000      2,969,656       680,000        680,000
                                                       ----------------------------------------------------------------------
Total year-end managed loan portfolio                  $10,445,480     $7,378,455     $4,832,400    $1,984,560     $1,447,448
                                                       ======================================================================
AVERAGE BALANCES:

On-balance sheet loans held for securitization         $   402,602     $  432,581     $  393,835                   $   92,055
On-balance sheet credit card loans                       2,537,606      1,854,103      1,819,543    $  772,742        581,432
Securitized credit card loans                            6,149,070      3,910,739      1,052,187       680,000        638,531
                                                       ----------------------------------------------------------------------
Total average managed loan portfolio                   $ 9,089,278     $6,197,423     $3,265,565    $1,452,742     $1,312,018
                                                       ======================================================================


         The Company's reported loan portfolio at December 31, 1995, consists of 41% fixed and 59% variable interest rate loans. At December 31, 1995, the managed loan portfolio consists of 36% fixed and 64% variable interest rate loans.

         Since 1990, the Company has actively engaged in credit card loan securitization transactions which are treated as sales under generally accepted accounting principles. For securitized loans, amounts that would previously have been reported as interest income, interest expense, credit card service charges and provision for loan losses are instead included in non-interest income as credit card servicing income. Because credit losses are absorbed against credit card servicing income over the life of these transactions, such income may vary depending upon the credit performance of the securitized loans. However, exposure to credit losses on the securitized loans is contractually limited to the servicing income cash flows.

         A securitization generally involves the transfer by the Company of the receivables generated by a pool of credit card accounts to an entity created for the securitization, generally a trust. Certificates issued ($7.5 billion at December 31, 1995) by the trust represent undivided ownership interests in those receivables transferred into the trust. The credit quality of the receivables is supported by credit enhancement, which may be in the form of a letter of credit, a cash collateral account, or a subordinated interest in the receivables in the pool. The securitization results in the removal of the receivables from the Company's balance sheet for financial and regulatory accounting purposes.

         The receivables transferred to a securitization pool include those outstanding in the selected accounts at the time the trust is formed and those arising under the accounts from time to time until termination of the trust. The Company also transfers to the trust the cash collected in payment of the receivables, interest and fees. All proceeds of the receivables, the annual fees, cash advance fees, past-due fees, and similar fees received or to be received for each account are similarly transferred to the trust.

         Certificates representing participation interests in the pool are sold to the public through an underwritten offering or to private investors in private placement transactions. The Company receives the proceeds of the sale. The amount of receivables transferred to the trust exceeds the initial principal amount of the certificates issued by the trust to investors. The Company retains an interest in the trust in an amount equal to the amount of the receivables in excess of the principal balance of the certificates. The Company's interest in the trust varies as the amount of the excess receivables in the trust fluctuates as the credit cards accountholders make principal payments and incur new charges on the selected accounts.

         The Company acts as servicing agent and receives loan servicing fees generally equal to two percent per annum of the securitized receivables. As servicing agent, the Company continues to provide customer service, to collect past-due accounts and to provide all other services typically performed for its customers. Accordingly, its relationship with its credit card customer is not affected by the securitization.

         The certificateholders are entitled to receive periodic interest payments at a fixed rate or a floating rate. The fixed interest rate is generally substantially below the yield on the pool of receivables. Generally, the Company's floating rate issuances are based on LIBOR. Amounts collected in excess of that needed to pay the rate of interest are used to pay the credit enhancement fee and servicing fee and are available to absorb the investors' share of credit losses.

         Certificateholders in the Company's securitization program are generally entitled to receive principal payments





                                                                 Capital One  21

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


either through monthly payments during an amortization period or in one lump sum after an accumulation period. Amortization may begin sooner in certain circumstances, including if the annualized portfolio yield (consisting, generally, of interest, annual fees and other credit card fees) for a three month period drops below the sum of the certificate rate payable to investors, loan servicing fees and net credit losses during the period or certain other events occur.

         Prior to the commencement of the amortization or accumulation period, all principal payments received on the trust receivables are reinvested in new receivables of the selected accounts for the benefit of the trust. During the amortization period, the investors' share of principal payments are paid to the certificateholders until they are paid in full. During the accumulation period, the investors' share of principal payments are paid into a principal funding account designed to accumulate amounts so that the certificate can be paid in full on the expected final payment date. The trust continues in existence until all certificateholders of all series are repaid the principal amounts of their certificates, at which time all remaining receivables and funds held in the trust are reassigned to the Company.


MANAGED REVENUES*
(in millions)

 '93      '94     '95
$429     $628    $906

*Net interest income and non-interest income on a managed basis.

         Table 3 indicates the impact of the credit card securitizations on the income statement, average assets, return on assets, yield and net interest margin for the periods presented. The Company intends to continue to securitize credit card loans.

TABLE 3 -- IMPACT OF CREDIT CARD SECURITIZATIONS

                                                                                           Year Ended December 31
                                                                              .............................................
(dollars in thousands)                                                            1995              1994             1993
 ...........................................................................................................................
STATEMENT OF INCOME (AS REPORTED):

Net interest income                                                           $   208,013       $  164,977       $  191,863
Provision for loan losses                                                          65,895           30,727           34,030
Non-interest income                                                               553,043          396,902          194,825
Non-interest expense                                                              497,430          384,325          181,804
                                                                              ---------------------------------------------
Income before income taxes                                                    $   197,731       $  146,827       $  170,854
                                                                              =============================================
ADJUSTMENTS FOR SECURITIZATIONS:

Net interest income                                                           $   421,983       $  267,201       $  119,995
Provision for loan losses                                                         145,209           65,921           42,025
Non-interest income                                                              (276,774)        (201,280)         (77,970)
Non-interest expense
                                                                              ---------------------------------------------
Income before income taxes                                                    $      --         $     --         $     --
                                                                              =============================================
MANAGED STATEMENT OF INCOME (AS ADJUSTED):

Net interest income                                                           $   629,996       $  432,178       $  311,858
Provision for loan losses                                                         211,104           96,648           76,055
Non-interest income                                                               276,269          195,622          116,855
Non-interest expense                                                              497,430          384,325          181,804
                                                                              ---------------------------------------------
Income before income taxes                                                    $   197,731       $  146,827       $  170,854
                                                                              =============================================
OPERATING DATA AND RATIOS:

As reported:
   Average interest-earning assets                                            $ 3,890,131       $2,349,310       $2,213,378
   Return on average assets                                                          2.85%            3.62%            4.83%
   Net interest margin(1)                                                            5.35             7.02             8.67
Including securitized credit cards:
   Average interest-earning assets                                            $10,039,201       $6,260,049       $3,265,565
   Return on average assets                                                          1.20%            1.46%            3.31%
   Net interest margin(1)                                                            6.28             6.90             9.55
Yield on managed portfolio                                                          13.12            11.84            13.24
                                                                              =============================================

(1) Net interest margin is equal to net interest income divided by average interest-earning assets.





22  Capital One

NET INTEREST INCOME

Net interest income is interest earned from the Company's loans and securities less interest expense on borrowings, including certificates of deposit in denominations of $100,000 or greater ("large denomination CD's"), federal funds purchased, bank facility borrowings and bank notes. Prior to the Separation, interest expense represented amounts allocated to the Company by Signet to fund loans and other assets. The interest expense paid on the allocated borrowings by the Company was based on average historic rates paid by Signet. See "Funding" for a detailed description of the funding allocations.

         Net interest income for the year ended December 31, 1995, increased $43.0 million, or 26%, to $208.0 million from $165.0 million in 1994. This increase is the result of a 66% increase in the average balance of, and a 75 basis point increase in yield on, interest-earning assets offset by significant increases in the cost of funds. Net interest margin decreased 167 basis points to 5.35% in 1995 from 7.02% in 1994 as the yield increase on interest-earning assets to 11.76% from 11.01% was more than offset by a cost of funds increase of 267 basis points to 6.70% from 4.03%.

         The average yield on loans increased 236 basis points to 13.52% in 1995 from 11.16% in 1994. This increase primarily reflects the repricing of introductory rate loans to higher rates in accordance with their respective term and the repricing of variable rate loans to higher rates based on the increase in average short-term market interest rates. The net interest margin was also impacted by an increased percentage of lower yielding securities (24% of average interest-earning assets in 1995 versus 3% in 1994). The increase in the cost of funds reflects the increase in average short-term market interest rates and incrementally higher market cost of funds paid by the Company on a stand-alone basis after the Separation versus the amounts allocated by Signet in 1994.

         Net interest income for the year ended December 31, 1994, decreased $26.9 million, or 14%, from the prior year. Net interest income decreased as a result of the decline in the yield on interest-earning assets and the higher cost of funds. The overall yield on interest-earning assets decreased during the year by 73 basis points to 11.01% from 11.74% primarily due to the low introductory rates on newly originated accounts. Loan yields decreased to 11.16% from 11.74% for the same period. Additionally, the Company had net additions of $412.1 million in temporary investments and securities after the Separation. These instruments yielded 5.68% on an annualized basis.

         Average rates paid on borrowed funds rose 86 basis points during 1994 versus 1993 due to overall interest rate increases and the incrementally higher cost of funds paid by the Company on a stand-alone basis after the Separation.

         Table 4 provides average balance sheet data, an analysis of net interest income, net interest spread (the difference between the yield on interest-earning assets and the cost of interest-bearing liabilities) and net interest margin for each of the years ended December 31, 1995, 1994 and 1993.





                                                                 Capital One  23

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

TABLE 4 -- STATEMENT OF AVERAGE BALANCES, INCOME AND EXPENSE, YIELDS AND RATES

                                                                    Year Ended December 31
                                     .......................................................................................
                                                 1995                          1994                          1993
                                     .......................................................................................
                                      AVERAGE    INCOME/  YIELD/    Average    Income/  Yield/    Average   Income/   Yield/
(dollars in thousands)                BALANCE    EXPENSE    RATE    Balance    Expense    Rate    Balance   Expense    Rate
 ............................................................................................................................
ASSETS:

Interest-earning assets
   Credit card loans
   held for securitization(1)        $  402,602  $ 45,868  11.39% $  432,581  $ 41,015    9.48% $  393,835  $ 36,263   9.21%
   Credit card loans(1)               2,537,606   351,786  13.86   1,854,103   214,100   11.55   1,819,543   223,594  12.29
   Federal funds sold                   453,797    26,832   5.91      49,709     2,483    5.00
   Other interest-earning assets        496,126    32,923   6.64      12,917     1,074    8.31
                                     --------------------------------------------------------------------------------------
Total interest-earning assets         3,890,131  $457,409  11.76%  2,349,310  $258,672   11.01%  2,213,378  $259,857  11.74%
                                     --------------------------------------------------------------------------------------
Cash and due from banks                   9,309                        8,331                           450
Allowance for loan losses               (69,939)                     (66,434)                      (59,754)
Premises and equipment, net             123,472                       53,039                        28,062
Other assets                            483,082                      285,674                       106,907
                                     --------------------------------------------------------------------------------------
Total assets                         $4,436,055                   $2,629,920                    $2,289,043
                                     ======================================================================================
LIABILITIES AND EQUITY:

Interest-bearing liabilities
   Interest-bearing deposits         $  769,688  $ 49,547   6.44% $   36,248  $  2,364    6.52%
   Federal funds purchased              747,350    45,878   6.14      47,332     2,927    6.18
   Bank facility                        277,945    20,173   7.26     175,342    12,086    6.89
   Bank notes                         1,924,087   133,635   6.95         695        53    7.63
   Affiliate borrowings                   2,780       163   5.86   2,064,105    76,265    3.69  $2,148,155  $ 67,994   3.17%
                                     --------------------------------------------------------------------------------------
Total interest-bearing liabilities    3,721,850  $249,396   6.70%  2,323,722  $ 93,695    4.03%  2,148,155  $ 67,994   3.17%
Other liabilities                       170,841                       66,582                        27,073
                                     --------------------------------------------------------------------------------------
Total liabilities                     3,892,691                    2,390,304                     2,175,228
Equity                                  543,364                      239,616                       113,815
                                     --------------------------------------------------------------------------------------
Total liabilities and equity         $4,436,055                   $2,629,920                    $2,289,043
                                     ======================================================================================
Net interest spread                                         5.06%                         6.98%                        8.57%
                                     --------------------------------------------------------------------------------------
Interest income to average
   interest-earning assets                                 11.76%                        11.01%                       11.74%
Interest expense to average
   interest-earning assets                                  6.41                          3.99                         3.07
                                     --------------------------------------------------------------------------------------
Net interest margin                                         5.35%                         7.02%                        8.67%
                                     ======================================================================================

(1) Interest income includes past-due fees on loans of approximately $50,384, $16,478 and $9,785 for the years 1995, 1994 and 1993, respectively.



INTEREST VARIANCE ANALYSIS

Net interest income is affected by changes in the average interest rate earned on interest-earning assets and the average interest rate paid on interest-bearing liabilities. In addition, net interest income is affected by changes in the volume of interest-earning assets and interest-bearing liabilities. Table 5 sets forth the dollar amount of the increase (decrease) in interest income and interest expense resulting from changes in the volume of interest-earning assets and interest-bearing liabilities and from changes in yields and rates.





24  Capital One

TABLE 5 -- INTEREST VARIANCE ANALYSIS

                                                                                 Year Ended December 31
                                                           .................................................................
                                                                      1995 VS 1994                     1994 vs 1993
                                                           .................................................................
                                                            INCREASE     CHANGE DUE TO*        Increase     Change due to*
(dollars in thousands)                                     (DECREASE)   VOLUME       RATE     (Decrease)   Volume      Rate
 ............................................................................................................................
INTEREST INCOME:

Credit card loans held
   for securitization                                       $  4,853  $  (2,989)  $  7,842     $  4,752   $ 3,649   $  1,103
Credit card loans
   including fees                                            137,686     89,177     48,509       (9,494)    4,186    (13,680)
Federal funds sold                                            24,349     23,811        538        2,483     2,483
Other interest-earning assets                                 31,849     32,109       (260)       1,074     1,074
                                                            ----------------------------------------------------------------
Total interest income                                        198,737    180,092     18,645       (1,185)   15,466    (16,651)
                                                            ----------------------------------------------------------------
INTEREST EXPENSE:

Deposits                                                      47,183     47,213        (30)       2,417     2,417
Federal funds purchased                                       42,951     42,973        (22)       2,927     2,927
Bank facility                                                  8,087      7,416        671       12,086    12,086
Bank notes                                                   133,582    133,586         (4)
Affiliate borrowings                                         (76,102)  (104,316)    28,214        8,271    (2,745)    11,016
                                                            ----------------------------------------------------------------
Total interest expense                                       155,701     74,141     81,560       25,701     5,907     19,794
                                                            ----------------------------------------------------------------
Net interest income*                                        $ 43,036  $  89,275   $(46,239)    $(26,886)  $11,236   $(38,122)
                                                            ================================================================

* The change in interest due to both volume and rates has been allocated in proportion to the relationship of the absolute dollar amounts of the change in each. The changes in income and expense are calculated independently for each line in the schedule. The totals for the volume and rate columns are not the sum of the individual lines.


PROVISION AND ALLOWANCE FOR LOAN LOSSES

The provision for loan losses is the periodic expense of maintaining an adequate allowance at the amount estimated to be sufficient to absorb possible future losses, net of recoveries (including recovery of collateral), inherent in the existing on-balance sheet loan portfolio. In evaluating the adequacy of the allowance for loan losses, the Company takes into consideration several factors including economic trends and conditions, overall asset quality, loan seasoning and trends in delinquencies and expected charge-offs. The Company's primary guideline is a calculation which uses current delinquency levels, loan seasoning and other measures of asset quality to estimate net charge-offs. Credit card loans are typically charged off when they are six months past-due unless the customer is determined to be bankrupt, in which case the account is generally charged off within 30 days of verification. Once a loan is charged off, it is the Company's policy to continue to pursue the recovery of principal and interest.

         Management believes that the allowance for loan losses is adequate to cover anticipated losses in the on-balance sheet loan portfolio under current conditions. There can be no assurance as to the future credit losses that may be incurred in connection with the Company's loan portfolio, nor can there be any assurance that the loan loss allowance that has been established by the Company will be sufficient to absorb such future credit losses. The allowance is a general allowance applicable to on-balance sheet credit card loans. Table 6 sets forth the activity in the allowance for loan losses for the periods indicated. See "Asset Quality," "Delinquencies" and "Net Charge-Offs" for a more complete analysis of asset quality.

TABLE 6 -- SUMMARY OF ALLOWANCE FOR LOAN LOSSES

                                                                            Year Ended December 31
                                                     ......................................................................
(dollars in thousands)                                  1995           1994            1993           1992            1991
 ...........................................................................................................................
Balance at beginning of year                         $ 68,516       $ 63,516        $ 55,993        $ 31,541       $ 20,301
Provision for loan losses                              65,895         30,727          34,030          55,012         40,891
Net addition (deduction) arising in
  securitization transactions                         (11,504)        (4,869)         (2,902)                         1,503
Loans charged off                                     (64,260)       (31,948)        (39,625)        (44,666)       (40,755)
Recoveries of loans previously charged off             13,353         11,090          16,020          14,106          9,601
                                                     ----------------------------------------------------------------------
Net loans charged off*                                (50,907)       (20,858)        (23,605)        (30,560)       (31,154)
                                                     ----------------------------------------------------------------------
Balance at end of year                               $ 72,000       $ 68,516        $ 63,516        $ 55,993       $ 31,541
                                                     ======================================================================
Allowance for loan losses to loans at year-end*          2.85%          3.07%           3.41%           4.29%          4.11%
                                                     ======================================================================

*  Excludes credit card loans held for securitization.





                                                                 Capital One  25

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


         For the year ended December 31, 1995, the increase in the provision for loan losses resulted from increases in average reported loans of 37%, continued loan seasoning, a shift in the composition of reported loans and a softening in U.S. consumer credit quality. Net charge-offs as a percentage of average reported loans increased to 2.03% for the year ended December 31, 1995, from 1.13% in the prior year. The increase in the provision and charge-off rate reflects an 87% increase in the seller's interest in securitization trusts to $1.4 billion, or 48%, of the reported average balance for 1995 from $.7 billion, or 33% of the reported average balance for 1994. This seller's interest represents an undivided interest in the trust receivables in excess of investor certificates outstanding in the trust, which receivables are generally more seasoned than the other newer on-balance sheet loans. Additionally, growth in non-balance transfer products (i.e., secured card, cosigned, students), which have modestly higher charge-off rates than balance transfer products, increased the amount of provision necessary to absorb credit losses. In consideration of these factors, the Company increased the allowance for loan losses by $3.5 million during 1995.

         These factors notwithstanding, the Company believes that the credit quality of the portfolio has improved as a result of the application of the Company's information-based strategy. The Company, nevertheless, anticipates higher 1996 percentage losses in both reported and securitized credit card loans as these portfolios continue to season, growth in balance transfer products slows and as the consumer credit sector of the economy continues to soften. Management's estimates are subject to the products the Company offers and external factors beyond its control, which may cause actual charge-off rates to vary from current expectations.

         For the year ended December 31, 1994, lower charge-off experience resulted in a 10% decrease in the provision for loan losses compared to the year ended December 31, 1993. During the year ended December 31, 1994, the Company increased the allowance for loan losses by $5.0 million to accommodate an anticipated increase in losses as newer loans season. Net charge-offs as a percentage of average loans declined to 1.13% in the year ended December 31, 1994 from 1.19% in the year ended December 31, 1993. The 1994 low net charge-off rates were also influenced by the substantial growth in new accounts, many of which had not aged sufficiently to experience significant charge-offs.

CREDIT CARD SERVICING INCOME

Credit card servicing income represents servicing income from securitizations. This income reflects the excess of interest and fee income earned on securitized loans over loan losses and interest paid on investor certificates as well as other interest and fees earned and paid associated with credit enhancement.

         Credit card servicing income increased $97.8 million, or 31%, to $409.9 million in 1995 from $312.1 million in 1994. Average securitized loans increased 57% for the year ended December 31, 1995, compared to the prior year. Net interest income on securitized loans increased $154.8 million, or 58%, to $422.0 million in 1995 from $267.2 million in 1994, primarily as a result of the 57% increase in average securitized loans. Net interest margin on these loans was principally flat at 6.86% in 1995 versus 6.83% in 1994. Charge-offs on these loans increased $79.3 million, or 120%, to $145.2 million in 1995 from $65.9 million in 1994, due to the increase in average securitized loans, loan seasoning and the downturn in consumer credit. Non-interest income relating to securitized loans increased $22.4 million, or 20%, to $133.2 million in 1995 from $110.8 million in 1994, primarily due to the increase in average managed account growth of 39% in 1995 compared to 1994.

         Credit card servicing income increased $189.7 million, or 155%, to $312.1 million in 1994 from $122.4 million in 1993. Average securitized loans increased 272% for 1994 compared to the prior year. Net interest income on securitized loans increased $147.2 million, or 123%, primarily as a result of the increase in average securitized loans offset by a decrease in net interest margin on these loans to 6.83% in 1994 from 11.40% in 1993. Charge-offs on these loans increased $23.9 million, or 57%, due to the increase in average securitized loans, offset by the significant decrease in the average age of securitized loans. Non-interest income relating to securitized loans increased $66.4 million, or 150%, primarily due to the increase in average managed account growth of 73% and the significant increase in average securitized loans.

OTHER NON-INTEREST INCOME

Other reported non-interest income increased 69% to $143.1 million for the year ended December 31, 1995, compared to $84.8 million for the year ended December 31, 1994. The increase in non-interest income was driven by increased credit card service fees, which include annual membership, interchange, cash advance and overlimit fees. This increase is attributable to a rise in the number of accounts and charge volume, as well as a shift to products that generate higher amounts of fee income.

         Other reported non-interest income increased 17% to $84.8 million for 1994, from $72.5 million in 1993. This increase is primarily attributable to the increase in accounts and related charge volume.

NON-INTEREST EXPENSE

Non-interest expense for the year ended December 31, 1995, increased $113.1 million, or 29%, to $497.4 million from $384.3 million in the year ended December 31, 1994. The increase would have been higher if not for the $49.0 million expense in 1994 for settlement costs to terminate a long-term data processing services contract.





26  Capital One

         Solicitation expense increased $45.9 million, or 46%, to $146.8 million in 1995 from $100.9 million in 1994. Solicitation expense represents the cost to select, print and mail the Company's product offerings to potential and existing customers utilizing its information-based strategy and account management techniques.

         Excluding the contract termination charge and the solicitation expense increase, other non-interest expenses increased 50%, primarily as a result of the increase in average managed accounts of 39% and increased costs associated with operations as a stand-alone company. Additionally, the increase reflects certain systems enhancements costs made since the Separation to support the information-based strategy. The Company anticipates that costs, excluding marketing, will continue to increase principally in line with account growth and product mix.

MARKETING INVESTMENT
(in millions)

'93              '94              '95
$56              $101             $147

         The Company expects that solicitation expenses will increase during 1996 over the 1995 level as marketing opportunities develop. These opportunities, however, are subject to a variety of external and internal factors such as competition, market interest rates and consumer credit quality, which may affect the ultimate amount of solicitation expense.

         For all periods prior to the Separation, non-interest expense includes an allocation of expenses for data processing, accounting, audit, human resources, corporate secretary, treasury, legal and other administrative support provided by Signet. Management believes the allocation methods are reasonable.

         Non-interest expense for 1994 was $384.3 million, an increase of 111% over the $181.8 million expensed in 1993. The increase was in part the result of $49.0 million in settlement costs to terminate a long-term data processing services contract. Signet and Electronic Data Systems ("EDS") were parties to a long-term data processing and related services agreement pursuant to which, among other things, EDS provided certain processing and administrative services to the Company. In 1992, the Company began to reduce its reliance on EDS services and in 1994 agreed through Signet to substantially terminate all EDS services over a transition period ending June 30, 1995. The cost of the contract termination, $49.0 million, was included as a one-time charge in the Company's financial results for the year ended December 31, 1994.

         Contributing to the increase in non-interest expense in 1994 were solicitation expenses which rose $45.1 million, or 81%, to $100.9 million in the year ended December 31, 1994. All other non-interest expense increased $108.4 million, or 86%, primarily as a result of the 73% increase in average managed accounts.

INCOME TAXES

For all periods prior to the Distribution, the Company was included in Signet's consolidated tax return and income tax expense was determined on a separate return basis at the federal statutory rate of 35%. See Note I to consolidated financial statements related to Income Taxes.

ASSET QUALITY

The asset quality of a portfolio is generally a function of the initial underwriting criteria used, seasoning of the accounts, account management activities and geographic, demographic, or other forms of concentration, as well as general economic conditions. Seasoning is an important indicator of the stability of delinquency and loss levels; a portfolio consisting of older accounts generally behaves more predictably than a newly originated portfolio. The Company believes, based on its own analysis of the behavior of newly booked accounts, that, absent adverse changes in the economy or interest rates, the delinquency and credit loss performance of a group of new accounts is generally predictable based on testing and historical performance of accounts booked under similar criteria. Usually, these groups of new accounts initially exhibit a rising trend of delinquency and credit losses which peaks and then declines to a more steady state of delinquency and net losses. This steady state is generally reached within three years. At December 31, 1995, 51% of managed accounts, representing 50% of the total managed loan balance, were less than 18 months old. Accordingly, it is likely that the Company's managed loan portfolio will experience increased levels of delinquency and loan losses as the average age of the Company's accounts increases.

         For the year ended December 31, 1995, the Company's net charge-offs as a percentage of average managed loans was 2.25%. With the implementation of the Company's information-based strategy, the Company's credit quality for the three years ended December 31, 1995 exceeded industry averages. Extensive testing of credit experience with past and present cardholders has enabled the Company to continually refine its credit policies and develop an array of proprietary statistical models and approaches to the account generation, management and collection processes. The Company's policy is to optimize the profitability of each account within acceptable risk characteristics. The Company takes measures as necessary, including requiring collateral on certain accounts and other solicitation and account management techniques, to maintain the Company's credit quality standards and to manage the risk of loss on existing accounts.





                                                                 Capital One  27

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

TABLE 7 -- DELINQUENCIES*
                                                                   December 31
                      .....................................................................................................
                               1995                 1994                1993                1992                 1991
                      .....................................................................................................
                                      % OF                % of                % of                % of                % of
                                      TOTAL              Total                Total              Total                Total
(dollars in thousands)   LOANS        LOANS     Loans    Loans     Loans      Loans     Loans    Loans      Loans     Loans
 ............................................................................................................................
REPORTED:

Loans outstanding     $ 2,921,679    100.00% $2,228,455 100.00% $1,862,744  100.00%  $1,304,560 100.00%  $  767,448  100.00%
Loans delinquent:
30-59 days                 65,711      2.25      29,032   1.30      19,186    1.03       21,525   1.65       24,175    3.15
60-89 days                 38,311      1.31      14,741    .66      10,618     .57       11,089    .85       13,737    1.79
90 or more days            79,694      2.73      24,445   1.10      18,255     .98       23,352   1.79       25,633    3.34
                      -----------------------------------------------------------------------------------------------------
Total                 $   183,716      6.29% $   68,218   3.06% $   48,059    2.58%  $   55,966   4.29%  $   63,545    8.28%
                      =====================================================================================================

MANAGED:

Loans outstanding     $10,445,480    100.00% $7,378,455 100.00% $4,832,400  100.00%  $1,984,560 100.00%  $1,447,448  100.00%
Loans delinquent:
30-59 days                165,306      1.58      90,733   1.23      46,391     .96       40,088   2.02       44,871    3.10
60-89 days                 92,665       .89      45,277    .61      25,128     .52       21,433   1.08       25,475    1.76
90 or more days           181,243      1.73      81,720   1.11      43,975     .91       43,661   2.20       48,055    3.32
                      -----------------------------------------------------------------------------------------------------
Total                 $   439,214      4.20% $  217,730   2.95% $  115,494    2.39%  $  105,182   5.30%  $  118,401    8.18%
                      =====================================================================================================

*  Includes credit card loans held for securitization.

         For the year ended December 31, 1994, the Company's net charge-offs as a percentage of managed loans was 1.48%. Management believes this is the result of the significant growth in outstanding balances (90%), the average age of accounts (65% of accounts, representing 69% of the total managed loan balance, were less than 18 months old), prudent solicitation and underwriting processes enhanced by the application of the information-based strategy.

         Delinquencies not only have the potential to impact earnings in the form of net charge-offs, they also are costly in terms of the personnel and other resources dedicated to resolving them.

DELINQUENCIES

Table 7 shows Capital One's loan delinquency trends for the periods presented as reported for financial statement purposes and for managed loans. The entire balance of an account is contractually delinquent if the minimum payment is not received by the billing date. However, the Company generally continues to accrue interest until the loan is charged off.

         The 30-plus day delinquency rate for the reported loan portfolio increased to 6.29% at December 31, 1995, from 3.06% at the end of 1994. The reported delinquency rate reflects seasoning interests in the seller's interest in securitization trusts and the fact that a significant portion of the non-balance transfer product portfolio (i.e., secured card, cosigned, students) is included in reported loans. The Company's non-balance transfer products historically have higher delinquency rates than the typical balance transfer loans but not proportionally higher charge-offs. In the case of secured card loans, collateral, in the form of cash deposits, reduces any ultimate charge-offs. The costs associated with higher delinquency and charge-off rates are considered in the pricing of individual products.

         The delinquency rate for the total managed loan portfolio was 4.20% of related loans at December 31, 1995, up from 2.95% at December 31, 1994; while the dollar amount of delinquent managed loans increased approximately $221.5 million. The managed portfolio's delinquency rate at December 31, 1995, principally reflects the continued seasoning of accounts and loan balances, the increased presence of non-balance transfer products and a softening in the consumer credit sector. The Company expects this trend in delinquencies to continue into 1996, dependent on the factors noted above. The managed portfolio's delinquency rate at December 31, 1994, reflects the seasoning of the accounts and loan balances.

MANAGED CHARGE-OFF AND 30+ DAY DELINQUENCY RATE
(in percent)

                          '93              '94              '95
Net Charge-off Rate       2.09%            2.95%            4.20%
Delinquency Rate          2.39%            1.48%            2.25%





28  Capital One

TABLE 8 -- NET CHARGE-OFFS*

                                                                            Year Ended December 31
                                                   ........................................................................
(dollars in thousands)                                 1995           1994            1993           1992            1991
 ...........................................................................................................................
REPORTED:

Average loans outstanding                          $2,940,208     $2,286,684      $2,213,378       $ 772,742      $ 673,487
Net charge-offs                                        59,618         25,727          26,307          30,560         34,879
Net charge-offs as a percentage of average
   loans outstanding                                     2.03%          1.13%           1.19%           3.95%          5.18%
                                                   ========================================================================
MANAGED:

Average loans outstanding                          $9,089,278     $6,197,423      $3,265,565      $1,452,742     $1,312,018
Net charge-offs                                       204,828         91,648          68,332          75,291         73,645
Net charge-offs as a percentage of average
   loans outstanding                                     2.25%          1.48%           2.09%           5.18%          5.61%
                                                   ========================================================================

*  Includes credit card loans held for securitization.

NET CHARGE-OFFS

Net charge-offs include the principal amount of losses (excluding accrued and unpaid finance charges, fees and fraud losses), less current period recoveries. Credit card loans are typically charged off when they are six months past-due. For the year ended December 31, 1995, net charge-offs of managed loans increased 123% while average managed loans grew 47% over the same period. The Company anticipates further increases in reported and managed net charge-offs to the extent that trends in loan seasoning, product mix shift and the economy continue. During the year ended December 31, 1994, net charge-offs of managed loans increased 34% over the year ended December 31, 1993; however, the average managed loan portfolio increased 90% over the same period. Table 8 presents the Company's net charge-offs for the periods presented on a reported and managed basis.

FUNDING

As the chart to the right indicates, the Company's interest-bearing liabilities have switched from primarily transitional funding with the 1994 bank facility at December 31, 1994, to permanent financing through issuance of bank notes, large denomination CD's and other funding during 1995. Additionally, the Company's primary source of funding is the securitization of credit card loans, which increased to $7.5 billion outstanding at December 31, 1995, compared to $5.2 billion at December 31, 1994.

         In December 1994, the Company established a $3.5 billion bank note program under which it can issue bank notes of maturities from 30 days to 30 years. Although only $22.0 million of bank notes were issued at December 31, 1994, the Company has expanded its usage of this vehicle for funding in 1995 to $2.5 billion at December 31, 1995. Bank notes issued to date totaling $1.8 billion have fixed interest rates and mature from one to five years. The Company has entered into interest rate swaps with a notional amount totaling $1.0 billion to effectively convert these fixed rate terms to variable rates which match the variable rates earned on credit card loans (see "Interest Rate Sensitivity").

         On November 17, 1995, the Company entered into a three-year, $1.7 billion unsecured revolving credit arrangement, with three tranches (A, B and C) of committed borrowings. Under tranches A and B, the Bank may borrow up to $1.3 billion and $200 million, respectively, subject to an unused commitment fee of .17%. Tranche B allows the Bank to borrow in major foreign currencies. Under tranche C, the Company or the Bank may borrow up to $215 million, subject to an unused commitment fee of .225%. Any borrowings under this bank facility will mature on November 17, 1998; however, the final maturity of each tranche may be extended for three additional one-year periods.

         Table 9 reflects the costs of short-term borrowings of the Company for each of the years ended December 31, 1995, 1994 and 1993.

INTEREST-BEARING LIABILITIES
(in millions)

December 31, 1995 - $3,998
Bank Notes                        $2,492
Federal Funds Purchased              710
Interest-Bearing Deposits            696
Bank Facility                        100

December 31, 1994 - $2,515
Bank Facility                     $1,300
Federal Funds Purchased              687
Interest-Bearing Deposits            452
Affiliate Borrowings                  54
Bank Notes                            22





                                                                 Capital One  29

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


TABLE 9 -- SHORT-TERM BORROWINGS

Following is a summary of short-term borrowings for each of the years ended December 31, 1995, 1994 and 1993:

                                                        Maximum
                                                     Outstanding at   Outstanding      Average       Average       Year-End
(dollars in thousands)                               Any Month-End    at Year-End    Outstanding  Interest Rate  Interest Rate
 ..............................................................................................................................
1995

Interest-bearing deposits                             $  997,547      $  696,037     $  769,688       6.44%          6.07%
Federal funds purchased                                1,146,678         709,803        747,350       6.14           5.76
Bank facility                                          1,000,000         100,000        277,945       7.26           6.03
Bank notes                                             2,491,869       2,491,869      1,924,087       6.95           7.35
Affiliate borrowings                                                                      2,780       5.86
                                                      ---------------------------------------------------------------------
Total                                                                 $3,997,709     $3,721,850       6.70%          6.81%
                                                      ---------------------------------------------------------------------
1994
Federal funds purchased                               $  686,688      $  686,688     $   47,332       6.18%          6.29%
Bank facility                                          1,700,000       1,300,000        175,342       6.89           6.74
Affiliate borrowings                                   3,261,506          54,000      2,064,105       3.69           6.00
                                                      ---------------------------------------------------------------------
Total                                                                 $2,040,688     $2,286,779       4.00%          6.57%
                                                      ---------------------------------------------------------------------
1993
Affiliate borrowings                                  $2,936,075      $1,791,464     $2,148,155       3.17%          2.95%
                                                      ---------------------------------------------------------------------


         Table 10 shows the maturation of large denomination CD's at December 31, 1995.

TABLE 10 -- MATURITIES OF DOMESTIC LARGE DENOMINATION CERTIFICATES -- $100,000 OR MORE

                                       At December 31, 1995
                                     .......................
(dollars in thousands)                Balance        Percent
 ............................................................
3 months or less                     $369,663         53.11%
Over 3 through 6 months               283,230         40.69
Over 6 through 12 months                9,259          1.33
Over 1 through 5 years                 33,885          4.87
                                     ----------------------
Total                                $696,037        100.00
                                     ======================

         For the periods prior to the Separation, the Company operated as a division of Signet/Virginia and, therefore, had no direct, independent funding. For the financial statements for these periods, the Company's reported interest expense was determined by taking into account the nature of the Company's assets and their interest rate repricing characteristics and by using an allocation of Signet's funding cost for the respective period.

         The Company's assets were categorized into three repricing pools with different funding rates. Assets that reprice with a change in short-term interest rates, such as prime-based or LIBOR-based credit card loans, were assumed to be funded at Signet's average rate paid on federal funds and repurchase agreements for the respective period. The Company's introductory rate and fixed rate credit card portfolio were assumed to be funded at Signet's average rate paid on total interest-bearing time deposits (adjusted to reflect an origination and servicing fee) and other short-term borrowings for the respective period. Long-term assets, such as the Company's premises and equipment, were assumed to be funded at Signet's average rate paid on long-term borrowings for the respective period.

         The external funding of the Company's assets is significantly different than funding as a division of Signet/Virginia. Concurrent with the Separation, the Company established the 1994 bank facility and affiliate borrowings. These obligations were paid down during 1995 through a number of sources, including large denomination CD's, federal funds purchased from banks, a new bank facility, bank notes and credit card securitizations.





30  Capital One

         The initial amount of borrowings at Separation under the 1994 bank facility was approximately $1.7 billion and the initial amount of affiliate borrowings was $500 million. These balances had been reduced to $1.3 billion and $54.0 million, respectively, by December 31, 1994.

CAPITAL ADEQUACY

Capital is maintained to facilitate asset growth and as a cushion for unexpected losses. Capital One Bank is subject to capital adequacy guidelines adopted by the Board of Governors of the Federal Reserve System. Banking regulators consider a range of factors when determining capital adequacy, such as the organization's size, quality and stability of earnings, interest rate risk exposure, risk diversification, management expertise, asset quality, liquidity and internal controls.

         At December 31, 1995, Capital One Bank's risk-based Tier I capital ratio was 11.52%, its risk-based total capital ratio was 12.77% and its Tier I leverage ratio was 8.52%. Capital One Bank's ratio of common equity to managed assets was 4.78%. These capital levels make the Company among the highest capitalized institutions in the credit card sector.

         In 1994, the risk-based capital standards were revised to incorporate interest rate risk as required by the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"). FDICIA also requires the federal banking agencies to take prompt corrective action in respect to depository institutions that do not meet minimum capital requirements. FDICIA established five capital tiers: well-capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized. A depository institution's capital tier depends on its capital levels in relation to relevant capital measures, which include a risk-based capital measure, a leverage ratio capital measure and certain other factors. At December 31, 1995, the Bank exceeded the well-capitalized criteria and expects to maintain this threshold.

OFF-BALANCE SHEET RISK

The Company is subject to off-balance sheet risk in the normal course of business including commitments to extend credit, excess servicing income from securitization and interest rate swaps. In order to reduce the sensitivity to fluctuations in interest rates and to match asset and liability repricings, the Company has entered into interest rate swap agreements ("swaps") which involve elements of credit or interest rate risk in excess of the amount recognized on the balance sheet. Swaps present the Company with certain credit, market, legal and operational risks. The Company uses the same credit policies for off-balance sheet items as it does for on-balance sheet instruments.

INTEREST RATE SENSITIVITY

Interest rate sensitivity refers to the change in earnings that may result from changes in the level of interest rates. To the extent that interest income and interest expense do not respond equally to changes in interest rates, or that all rates do not change uniformly, earnings will be affected. Prior to the Separation, the Company's interest rate sensitivity was managed by Signet, as part of Signet's overall asset and liability management process, at the corporate level, not at the divisional level.

         In determining interest rate sensitivity, the Company uses simulation models to identify changes in net interest income based on different interest rate scenarios. The Company manages its interest rate sensitivity through several techniques which include changing the maturity and distribution of assets and liabilities, the impact of securitizations, interest rate swaps, repricing of credit card loans and other methods.

         The Company's asset/liability policy is to manage interest rate risk to limit the impact of an immediate and sustained 100 basis point change in interest rates to no more than a 5% change in managed net interest income over a twelve month period. At December 31, 1995, the Company's interest rate sensitivity to this change in rates was 1.6%, substantially within Company guidelines. Management may reprice interest rates on outstanding credit card loans subject to the right of the customer to reject such repricing by giving timely written notice to the Company and thereby relinquishing charging privileges. However, the repricing of credit card loans may be limited by competitive factors, as well as certain legal bounds.

         Interest rate sensitivity at a point in time can be analyzed by measuring the mismatch in balances of interest-earning assets and interest-bearing liabilities that are subject to repricing in future periods. Table 11 reflects the interest rate repricing schedule for interest-earning assets and interest-bearing liabilities at December 31, 1995.





                                                                 Capital One  31

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


TABLE 11 -- INTEREST RATE SENSITIVITY

                                                                                       At December 31, 1995
                                                                                       Subject to repricing
                                                                 ................................................................
                                                                 Within    greater than 180 Days-  greater than 1 Year-    Over
(dollars in millions)                                            180 Days         1 Year                 5 Years          5 Years
 .................................................................................................................................
Interest-earning assets
Federal funds sold                                                $  465
Interest-bearing deposits at other banks                             356
Securities available for sale                                                                             $  413
Loans                                                                               1,909                 $  100             913
Other                                                                                 336
                                                                 ----------------------------------------------------------------
Total interest-earning assets                                      3,066              100                  1,326

Interest-bearing liabilities
Interest-bearing deposits                                            653                9                     34
Federal funds purchased                                              634               76
Bank facility                                                        100
Bank notes                                                           799               65                  1,628
                                                                 ----------------------------------------------------------------
Total interest-bearing liabilities                                 2,186              150                  1,662
Non-rate related net assets                                                                                               $ (494)
                                                                 ----------------------------------------------------------------
Interest sensitivity gap                                             880              (50)                  (336)           (494)
Impact of interest rate swaps                                     (2,104)                                  2,104
Impact of credit card securitizations                               (119)             131                    (12)
                                                                 ----------------------------------------------------------------
Interest sensitivity gap adjusted for impact of securitization
   and interest rate swaps                                       $(1,343)         $    81                 $1,756          $ (494)
                                                                 ----------------------------------------------------------------
Adjusted interest sensitivity gap as a percentage
  of managed assets                                               (10.93)%            .66%                 14.30%          (4.02)%
                                                                 ----------------------------------------------------------------
 Cumulative interest sensitivity gap                             $(1,343)         $(1,262)                $  494
 Adjusted cumulative interest sensitivity gap as a percentage
   of managed assets                                              (10.93)%         (10.27)%                 4.02%
                                                                 ----------------------------------------------------------------

         The Company enters into swaps for purposes of managing its interest rate sensitivity. The Company designates swaps to on-balance sheet instruments to alter the interest rate characteristics of such instruments and to modify interest rate sensitivity. The Company also designates swaps to off-balance sheet items to reduce the interest rate sensitivity. Table 12 reflects the type and terms of outstanding interest rate swaps at December 31, 1995 and 1994.

         In 1995, the Company entered into swaps to effectively convert certain of the fixed rate bank notes into variable interest rates. These swaps have a notional amount totaling $1 billion and mature in 1996 through 2000 to coincide with maturities of fixed bank notes. These swaps pay three-month LIBOR and receive a fixed interest rate. Additionally, in 1995, the Company entered into three basis swaps maturing in 1996 with notional amounts totaling $260 million to effectively convert bank notes maturing in 1996 with a variable interest rate based on six-month LIBOR to three-month LIBOR.

         In 1995, the Company entered into two swaps with notional amounts totaling $591 million which are scheduled to mature in 1998 and 1999 to coincide with the maturity of 1993 securitizations. These swaps pay floating rates of three-month LIBOR and receive fixed interest rates.

         Other swaps transferred to Capital One Bank in connection with the Separation consist of one swap with a notional amount of $500 million whereby the Company pays three-month LIBOR and receives 6.74% from September 1, 1994, through August 15, 1997, and another swap for a notional principal amount of $39 million whereby the Company pays three-month LIBOR and receives 6.78% from September 1, 1994, through October 15, 1997. The terms of these swaps were arranged to coincide with the terms of 1994 fixed interest rate securitizations.

         For the period immediately after the Separation, the Company entered into a forward swap with Signet/Virginia for a notional amount of $4.0 billion whereby the Company effectively received one-month LIBOR and paid a fixed rate of 5.50% from the Separation date to December 31, 1994. In addition, the Company entered into a forward swap for a variable notional amount ranging from $0.6 to $4.8 billion whereby the Company pays a fixed rate of 5.875% and receives one-month LIBOR from January 3, 1995, through April 13, 1995.





32  Capital One

TABLE 12 -- MATURITY OF INTEREST RATE SWAPS*

                                                                   Within        Over One                           Average
                                                                    One           to Five                             Life
(dollars in millions)                                               Year           Years            Total           (Years)
 ............................................................................................................................
Receive fixed/pay floating:
   December 31, 1995
      Notional amount                                               $ 40           $2,104           $2,144             2.03
      Weighted average rates received                               7.07%            7.45%            7.45%
      Weighted average rates paid                                   5.88             5.73             5.73
   December 31, 1994
      Notional amount                                                              $  539           $  539             2.70
      Weighted average rates received                                                6.74%            6.74%
      Weighted average rates paid                                                    5.80             5.80
Received floating/pay floating:
   December 31, 1995
      Notional amount                                               $260                            $  260             0.56
      Weighted average rates received                               5.84%                             5.84%
      Weighted average rates paid                                   5.94                              5.94

* Weighted average rates received and paid are based on the contractual rates in effect at December 31, 1995 and 1994, respectively.

   Floating rates under the interest rate swap contracts are based on varying terms of LIBOR.

         As a result of these transactions, the Company mitigated the interest rate risk associated with funding credit card assets that reprice on a timetable different from the monthly variable rate funding associated with the bank facility and affiliate borrowings and securitizations. The notional amounts and terms of the forward rate agreements effectively match the period of exposure to changes in interest rates. Table 13 reflects a roll forward of activity by notional amount for the Company's swaps.

TABLE 13 -- SUMMARY OF INTEREST RATE SWAPS

                                     Notional
(dollars in millions)                 Amount
 .............................................
Receive floating/pay fixed:
    December 31, 1993
         Additions                    $4,000
         Maturities                    4,000
                                      ------
    December 31, 1994
         Additions                     4,800
         Maturities                    4,800
                                      ------
    December 31, 1995                 $   --
                                      ======
Receive fixed/pay floating:
    December 31, 1993
         Additions                    $  539
                                      ------
    December 31, 1994                    539
         Additions                     1,605
                                      ------
    December 31, 1995                 $2,144
                                      ======
Receive floating/pay floating:
    December 31, 1994
         Additions                       260
                                      ------
    December 31, 1995                 $  260
                                      ======





                                                                 Capital One  33

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

         Swaps designated to on-balance sheet assets and liabilities had the effect of increasing net interest income $15.9 million and $0.4 million for the years ended December 31, 1995 and 1994, respectively, from that which would have been recorded had the Company not entered into these transactions. Swaps designated to off-balance sheet items had the effect of increasing credit card servicing income $12.7 million and $1.0 million in 1995 and 1994, respectively.

LIQUIDITY

Liquidity refers to the Company's ability to meet its cash needs. The Company meets its cash requirements by securitizing assets and by debt funding. As discussed in "Managed Loan Portfolio," a significant source of liquidity for the Company has been the securitization of credit card loans. Maturity terms of the existing securitizations vary from 1996 to 2000, and typically have accumulation periods during which principal payments are aggregated to make payments to investors. As payments on the loans are accumulated for the participants in the securitization and are no longer reinvested in new loans, the Company's funding requirements for such new loans increase accordingly. The occurrence of certain events may cause the securitization transactions to amortize earlier than scheduled which would accelerate the need for funding.

         Table 14 shows the amounts of investor principal of securitized credit card loans that will amortize or be otherwise paid off over the periods indicated based on outstanding securitized credit card loans at January 1, 1996. At December 31, 1995 and 1994, 72% and 70%, respectively, of the Company's total managed loans were securitized.

         The Company believes that it can securitize credit card loans, purchase federal funds and establish other funding sources to fund the amortization or other payment of the securitizations in the future, although no assurance can be given to that effect. Additionally, the Company maintains a portfolio of high-quality securities such as U.S. Government, interest-bearing deposits with other banks and overnight federal funds in order to provide adequate liquidity and to meet its ongoing cash needs. At December 31, 1995, the Company had $872 million of cash and cash equivalents with maturities of 90 days or less.

LIQUID ASSETS
(in millions)

December 31, 1995 - $1,286
Federal Funds Sold                         $465
U.S. Treasury Securities                    413
Cash and Interest-Bearing Deposits          408

December 31, 1994 - $506
Federal Funds Sold                         $300
Cash and Interest-Bearing Deposits          107
U.S. Treasury Securities                     99


         Liability liquidity is measured by the Company's ability to obtain borrowed funds in the financial markets in adequate amounts and at favorable rates. At December 31, 1995, the Company and the Bank, collectively, had $1.6 billion in unused commitments under its bank facility available for liquidity needs.

TABLE 14 -- SECURITIZATIONS - SCHEDULED AMORTIZATION TABLE

(dollars in thousands)                                1996            1997           1998            1999            2000
 ...........................................................................................................................
Beginning balance, January 1                       $7,523,801     $6,765,067      $4,727,531      $2,493,531     $1,950,000
Less repayment amounts                                758,734      2,037,536       2,234,000         543,531      1,950,000
                                                   ------------------------------------------------------------------------
Ending balance, December 31                        $6,765,067     $4,727,531      $2,493,531      $1,950,000     $     -
                                                   ========================================================================





34  Capital One

SELECTED QUARTERLY FINANCIAL DATA


                                                        1995                                    1994
                                    ..................................................................................
                                      FOURTH     THIRD    SECOND     FIRST    FOURTH      THIRD    SECOND     FIRST
(unaudited)                           QUARTER   QUARTER   QUARTER   QUARTER   QUARTER    QUARTER   QUARTER   QUARTER
 ......................................................................................................................
SUMMARY OF OPERATIONS
(in thousands)

Interest income                      $134,997  $128,913  $104,432  $ 89,067  $ 63,320   $ 61,905   $72,875   $60,572
Interest expense                       69,941    69,252    59,210    50,993    30,718     21,350    21,194    17,433
                                     -------------------------------------------------------------------------------
Net interest income                    65,056    59,661    45,222    38,074    32,602     40,555    48,681    43,139
Provision for loan losses              21,347    18,652    17,260     8,636     6,133      8,162     8,450     7,982
                                     -------------------------------------------------------------------------------
Net interest income after
  provision for loan losses            43,709    41,009    27,962    29,438    26,469     32,393    40,231    35,157
Non-interest income                   151,234   136,860   134,789   130,160   112,050    104,528    92,660    87,664
Non-interest expense(1)               135,834   124,808   116,432   120,356    97,443    138,450    79,658    68,774
                                     -------------------------------------------------------------------------------
Income (loss) before income
  taxes                                59,109    53,061    46,319    39,242    41,076     (1,529)   53,233    54,047
Income taxes (benefit)                 21,301    19,113    16,673    14,133    14,551       (535)   18,631    18,917
                                     -------------------------------------------------------------------------------
Net income (loss)                    $ 37,808  $ 33,948  $ 29,646  $ 25,109  $ 26,525   $   (994)  $34,602   $35,130
                                     ===============================================================================

AVERAGE BALANCE SHEET DATA
(in millions)

Loans                                $  3,166  $  3,333  $  2,883  $  2,365  $  2,041   $  2,133   $ 2,749   $ 2,223
Allowance for loan losses                 (74)      (70)      (68)      (67)      (68)       (68)      (65)      (64)
Securities                              1,248       926       853       805       251
Other assets                              704       775       494       473       460        390       300       238
                                     -------------------------------------------------------------------------------
Total average assets                 $  5,044  $  4,964  $  4,162  $  3,576  $  2,684   $  2,455   $ 2,984   $ 2,397
                                     ===============================================================================
Interest-bearing deposits            $    843  $    899  $    741  $    591  $    145
Bank facility                              30       100       157       836       701
Bank notes                              2,492     2,322     1,854     1,008         3
Other borrowings                          905       856       686       548     1,399   $  2,153   $ 2,718   $ 2,175
Other liabilities                         183       232       196        95       107         68        53        39
Stockholders'/Division equity             591       555       528       498       329        234       213       183
                                     -------------------------------------------------------------------------------
Total average liabilities and
  equity                             $  5,044  $  4,964  $  4,162  $  3,576  $  2,684   $  2,455   $ 2,984   $ 2,397
                                     ===============================================================================

PER COMMON SHARE

Net income(2)                        $    .57  $    .51  $    .45  $    .38  $    .40   $   (.02)  $   .52   $   .53
Dividends                                 .08       .08       .08
Market prices
  High                                 29 1/4    29 5/8    22 1/2        20    16 5/8
  Low                                  22 3/4    19 1/2    18 1/4    15 3/8    13 7/8
                                     ===============================================================================
Average common and
  common equivalent shares
  (in thousands)(2)                    66,710    66,727    66,466    66,251    66,067
                                     ===============================================================================

The above schedule is a tabulation of the Company's unaudited quarterly results of operations for the years ended December 31, 1995 and 1994. The Company's common shares are traded on the New York Stock Exchange under the symbol COF. In addition, shares may be traded in the over-the-counter stock market. There were 13,247 common stockholders of record at December 31, 1995.
(1) Non-interest expense includes a $49.0 million ($31.9 million after-tax) nonrecurring charge for computer services contract termination expense in the third quarter of 1994.
(2) Assumes 66,067 shares outstanding prior to November 22, 1994.


                                                                 Capital One  35

MANAGEMENT'S REPORT ON CONSOLIDATED FINANCIAL STATEMENTS AND INTERNAL CONTROL


The accompanying consolidated financial statements, related financial data and other information in this annual report were prepared by the management of Capital One Financial Corporation. Management is responsible for the integrity and objectivity of the data presented, including amounts that must necessarily be based on judgments and estimates. The consolidated financial statements were prepared in conformity with generally accepted accounting principles and are free of material misstatement. In situations where acceptable alternative accounting principles exist, management selected the method that was appropriate in the circumstance.

         Management of Capital One Financial Corporation depends on its accounting systems and internal control structures in meeting its responsibilities for reliable consolidated financial statements. In management's opinion, these systems and structures provide reasonable assurance that assets are safeguarded and that transactions are properly recorded and executed in accordance with management's authorizations. As an integral part of these systems and structures, the Company maintains a professional staff of internal auditors that conducts operational and special audits and coordinate audit coverage with the independent auditors.

         The consolidated financial statements have been audited by the Company's independent auditors, Ernst & Young LLP, whose independent professional opinion appears separately. Their audit provides an objective assessment of the degree to which the Company's management meets its responsibility for financial reporting. Their opinion on the financial statements is based on auditing procedures which include reviewing accounting systems and internal control structures and performing selected tests of transactions and records as they deem appropriate. These auditing procedures are designed to provide reasonable assurance that the financial statements are free of material misstatement.

         The Audit Committee of the Board of Directors, composed solely of outside directors, meets periodically with the internal auditors, the independent auditors and management to review the work of each and ensure that each is properly discharging its responsibilities. The independent auditors have free access to the Committee to discuss the results of their audit work and their evaluations of the adequacy of accounting systems and internal control structure and the quality of financial reporting.


/s/ RICHARD D. FAIRBANK

RICHARD D. FAIRBANK
Chairman and Chief Executive Officer


/s/ NIGEL W. MORRIS

NIGEL W. MORRIS
President and Chief Operating Officer


/s/ JAMES M. ZINN

JAMES M. ZINN
Senior Vice President and Chief Financial Officer


36  Capital One

REPORT OF INDEPENDENT AUDITORS

BOARD OF DIRECTORS AND STOCKHOLDERS
CAPITAL ONE FINANCIAL CORPORATION

We have audited the accompanying consolidated balance sheets of Capital One Financial Corporation as of December 31, 1995 and 1994, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Capital One Financial Corporation at December 31, 1995 and 1994, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

                                             /s/ ERNST & YOUNG LLP


Washington, D.C.
January 23, 1996


                                                                 Capital One  37

CONSOLIDATED BALANCE SHEETS

                                                                                       December 31
                                                                          ................................
(dollars in thousands, except per share data)                                  1994                  1995
 ..........................................................................................................
ASSETS:

Cash and due from banks                                                    $   51,680           $   93,880
Federal funds sold                                                            465,000              300,000
Interest-bearing deposits at other banks                                      355,780               13,000
                                                                           -------------------------------
  Cash and cash equivalents                                                   872,460              406,880
Securities available for sale                                                 413,016               99,070
Credit card loans held for securitization                                     400,000
Credit card loans                                                           2,521,679            2,228,455
  Less: Allowance for loan losses                                             (72,000)             (68,516)
                                                                           -------------------------------
Net loans                                                                   2,449,679            2,159,939
Premises and equipment, net                                                   139,074               99,684
Interest receivable                                                            55,573               14,615
Accounts receivable from securitizations                                      359,379              237,015
Other assets                                                                   70,140               74,777
                                                                           -------------------------------
  Total assets                                                             $4,759,321           $3,091,980
                                                                           ===============================

LIABILITIES:

Interest-bearing deposits                                                  $  696,037           $  452,201
Federal funds purchased                                                       709,803              686,688
Bank facility                                                                 100,000            1,300,000
Bank notes                                                                  2,491,869               22,000
Affiliate borrowings                                                                                54,000
Interest payable                                                               73,931                9,264
Other liabilities                                                              88,490               93,270
                                                                           -------------------------------
  Total liabilities                                                         4,160,130            2,617,423
                                                                           -------------------------------


STOCKHOLDERS' EQUITY:

Preferred stock, par value $.01 per share; authorized
  50,000,000 shares, none issued or outstanding
Common stock, par value $.01 per share; authorized
  300,000,000 shares, 66,174,567 and 66,067,250
  issued and outstanding at December 31, 1995 and
  1994, respectively                                                              662                  661
Paid-in capital, net                                                          469,830              462,844
Retained earnings                                                             128,699               11,052
                                                                           -------------------------------
  Total stockholders' equity                                                  599,191              474,557
                                                                           -------------------------------
  Total liabilities and stockholders' equity                               $4,759,321           $3,091,980
                                                                           ===============================

See notes to consolidated financial statements.

38   Capital One

CONSOLIDATED STATEMENTS OF INCOME

                                                                        Year Ended December 31
                                                         ...............................................
(in thousands, except per share data)                          1995            1994               1993
 ........................................................................................................
INTEREST INCOME:

Credit card loans, including fees                            $351,786        $214,100           $223,594
Credit card loans held for securitization                      45,868          41,015             36,263
Federal funds sold                                             26,832           2,483
Other                                                          32,923           1,074
                                                             -------------------------------------------
  Total interest income                                       457,409         258,672            259,857
                                                             -------------------------------------------

INTEREST EXPENSE:

Deposits                                                       49,547           2,364
Federal funds purchased                                        45,878           2,927
Bank facility                                                 20, 173          12,086
Bank notes                                                    133,635              53
Affiliate borrowings                                              163          76,265             67,994
                                                             -------------------------------------------
  Total interest expense                                      249,396          93,695             67,994
                                                             -------------------------------------------
NET INTEREST income                                           208,013         164,977            191,863

Provision for loan losses                                      65,895          30,727             34,030
                                                             -------------------------------------------
Net interest income after provision for loan losses           142,118         134,250            157,833
                                                             -------------------------------------------

Non-Interest INCOME:

Credit card servicing                                         409,927         312,108            122,362
Credit card service charges                                    86,029          46,083             38,587
Interchange                                                    33,457          25,580             24,635
Other                                                          23,630          13,131              9,241
                                                             -------------------------------------------
  Total non-interest income                                   553,043         396,902            194,825
                                                             -------------------------------------------

NON-INTEREST EXPENSE:
Salaries and associate benefits                               135,833          94,739             55,284
Solicitation                                                  146,810         100,886             55,815
Communications and data processing                             61,508          70,084             41,013
Supplies and equipment                                         42,081          21,794              8,778
Occupancy                                                      13,655           6,746              2,647
Contract termination                                                           49,000
Other                                                          97,543          41,076             18,267
                                                             -------------------------------------------
  Total non-interest expense                                  497,430         384,325            181,804
                                                             -------------------------------------------
Income before income taxes                                    197,731         146,827            170,854
Income taxes                                                   71,220          51,564             60,369
                                                             -------------------------------------------
Net income                                                   $126,511        $ 95,263           $110,485
                                                             ===========================================
Earnings per share                                           $   1.90        $   1.44           $   1.67
                                                             ===========================================
Weighted average common and common equivalent
  shares outstanding                                           66,593          66,067             66,067
                                                             ===========================================

See notes to consolidated financial statements.

                                                                 Capital One  39

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                                                    Common Stock
                                           ..........................                                   Retained           Total
(dollars in thousands,                                                  Paid-in      Deferred           Earnings/     Stockholders'/
except per share data)                        Shares      Amount        Capital    Compensation     Division Equity  Division Equity
 ....................................................................................................................................
Balance, December 31, 1992                                                                              $ 69,294         $ 69,294
Net income                                                                                               110,485          110,485
Transfer to Signet                                                                                       (10,900)         (10,900)
                                         ----------------------------------------------------------------------------------------
Balance, December 31, 1993                                                                               168,879          168,879
Net income                                                                                                95,263           95,263
Recapitalization and capital
  contribution from Signet                                             $357,875                         (253,069)         104,806
Issuance of common stock
  Initial public offering                 65,602,850        $656        101,259                                           101,915
  Restricted stock grants                    464,400           5          7,425         $(7,430)
Amortization of deferred compensation                                                     3,715                             3,715
Change in unrealized losses on
  securities available for sale,
  net of income taxes of $12                                                                                 (21)             (21)
                                         ----------------------------------------------------------------------------------------
Balance, December 31, 1994                66,067,250         661        466,559          (3,715)          11,052          474,557
Net income                                                                                               126,511          126,511
Cash dividends - $ .24 per share                                                                         (15,883)         (15,883)
Issuance of common stock                      65,645           1          1,256                                             1,257
Exercise of stock options                      6,582                        132                                               132
Tax benefit from vesting of 464,400
  restricted shares of common stock                                       1,578                                             1,578
Restricted stock grants,
  net of cancellations                        35,090                        637            (637)
Amortization of deferred compensation                                                     4,020                             4,020
Change in unrealized gains on
  securities available for sale,
  net of income taxes of $3,780                                                                            7,019            7,019
                                         ----------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1995                66,174,567        $662       $470,162          $ (332)        $128,699         $599,191
                                         ========================================================================================

See notes to consolidated financial statements.

40 Capital One

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                Year Ended December 31
                                                                ......................................................
(in thousands)                                                      1995                 1994                 1993
 ......................................................................................................................
OPERATING ACTIVITIES:

Net income                                                      $  126,511           $   95,263            $ 110,485
Adjustments to reconcile net income to cash
    provided by operating activities:
  Provision for loan losses                                         65,895               30,727               34,030
  Depreciation and amortization                                     33,424               16,173                4,431
  Amortization of deferred compensation                              4,020                3,715
  Increase in interest receivable                                  (40,958)              (6,322)              (1,962)
  Increase in accounts receivable from securitizations            (122,364)            (129,967)             (58,945)
  Increase in other assets                                          (8,685)             (35,645)             (15,767)
  Increase in interest payable                                      64,667                9,264
  (Decrease) increase in other liabilities                          (4,780)              62,406               14,863
                                                                ----------------------------------------------------
    Net cash provided by operating activities                      117,730               45,614               87,135
                                                                ----------------------------------------------------

INVESTING ACTIVITIES:

Purchases of securities available for sale                        (403,218)             (98,519)
Proceeds from maturities of securities available for sale          100,000
Proceeds from securitization of credit card loans                3,525,000            2,393,937            2,283,329
Net increase in loans                                           (4,293,988)          (2,796,465)          (2,884,040)
Recoveries of loans previously charged off                          13,353               11,090               16,020
Additions of premises and equipment, net                           (61,623)             (58,078)             (16,069)
                                                                ----------------------------------------------------
  Net cash used for investing activities                        (1,120,476)            (548,035)            (600,760)
                                                                ----------------------------------------------------

FINANCING ACTIVITIES:

Net increase in interest-bearing deposits                          243,836              452,201
Net (decrease) increase in other borrowings                     (1,176,885)           1,986,688
Issuance of bank notes                                           2,469,869               22,000
Net (decrease) increase in affiliate borrowings                    (54,000)          (1,737,464)            524,957
Proceeds from exercise of stock options                                132
Net proceeds from issuance of common stock                           1,257              101,915
Dividends paid                                                     (15,883)
Capital contributed from (transferred to) Signet                                         83,006              (10,900)
                                                                ----------------------------------------------------
  Net cash provided by financing activities                      1,468,326              908,346              514,057
                                                                ----------------------------------------------------
Increase in cash and cash equivalents                              465,580              405,925                  432
Cash and cash equivalents at beginning of year                     406,880                  955                  523
                                                                ----------------------------------------------------
Cash and cash equivalents at end of year                        $  872,460           $  406,880            $     955
                                                                ====================================================

See notes to consolidated financial statements.


                                                                 Capital One  41

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


(dollars in thousands, except per share data)

 ................................................................................

NOTE A
SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION AND BASIS OF PRESENTATION: The consolidated financial statements include the accounts of Capital One Financial Corporation (the "Parent") and its subsidiaries (collectively, the "Company"). The Company is a financial services company that offers credit card products as its primary business.

         The Company became a stand-alone company on November 22, 1994, when net assets aggregating $357,875 of the credit card operations of Signet Bank/Virginia, a wholly owned subsidiary of Signet Banking Corporation ("Signet"), were contributed to Capital One Bank (the "Bank"). On the same day, the Company issued 7,125,000 shares of its common stock in an initial public offering (the "IPO") and 464,400 shares of restricted stock (together representing approximately 11.5% of the Company). On February 28, 1995, Signet distributed to its stockholders its remaining interest in the Company. The accompanying financial statements reflect the operations of the Company as a division of Signet Bank/Virginia (the "Division") for the period prior to November 22, 1994. Retained earnings at December 31, 1995, represent the earnings of the Company subsequent to November 22, 1994. All significant intercompany balances and transactions have been eliminated. Certain prior years' amounts have been reclassified to conform to the 1995 presentation.

         For the periods prior to November 22, 1994, the financial statements include an allocation of Signet expenses for interest expense, data processing, accounting, audit, human resources, corporate secretary, legal and other administrative support. Such expenses were based on actual usage or using other allocation methods that, in the opinion of management, are reasonable and approximate actual usage. The interest expense allocation is based on borrowings from a wholly owned subsidiary of Signet, assuming three funding pools (short-term, medium-term and long-term), each with costs based on the average relevant historical rates paid by Signet. Additionally, Signet Bank/Virginia retained a credit card portfolio of approximately $350,000 at November 22, 1994, that is associated with its regional customer base. The financial statements assume the Company assessed a normal servicing fee for servicing this retained portfolio prior to November 22, 1994.

         Signet and the Company have entered into a variety of interim service agreements that expire in 1996, effective as of the IPO, to replace the services provided by Signet and previously allocated to the Company. These costs are included at the rates established in the related agreements, which approximate market rates.

         The following is a summary of the significant accounting policies used in preparing the accompanying financial statements.

CASH AND CASH EQUIVALENTS: Cash and cash equivalents includes cash and due from banks, federal funds sold and interest-bearing deposits at other banks. Cash paid during the years ended December 31, 1995, 1994 and 1993, for interest was $184,729, $84,431 and $67,994, respectively. Cash paid for income taxes for the years ended December 31, 1995, 1994 and 1993, was $82,561, $46,094 and $61,458,
respectively.

SECURITIES AVAILABLE FOR SALE: Debt securities for which the Company does not have the positive intent and ability to hold to maturity are classified as securities available for sale. These securities are stated at fair value, with the unrealized gains and losses, net of tax, reported as a component of retained earnings. The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in other interest income.

CREDIT CARD LOANS HELD FOR SECURITIZATION: Credit card loans held for securitization are loans management intends to securitize, generally within three to six months, and are carried at the lower of aggregate cost or market value.

CREDIT CARD LOANS: Interest income is generally recognized until the loan is charged off. Credit card loans typically are charged off (net of any collateral) when the loan is six months past-due unless the customer is determined to be bankrupt. Bankrupt accounts are generally charged off within thirty days of verification. The accrued interest portion of a charged-off loan balance is deducted from current period interest income with the remaining principal balance charged off against the allowance for loan losses. CreditEcard annual membership fees and direct loan origination costs are deferred and amortized over one year on a straight-line basis. Deferred fees (net of deferred costs) were $33,438 and $29,949 at December 31, 1995 and 1994, respectively.

ALLOWANCE FOR LOAN LOSSES: The allowance for loan losses is maintained at the amount estimated to be sufficient to absorb possible future losses, net of recoveries (including recovery of collateral), inherent in the existing on-balance sheet loan portfolio. The provision for loan losses is the periodic cost of maintaining an adequate allowance. In evaluating the adequacy of the allowance for loan losses, management takes into consideration several of the following factors: historical charge-off and recovery activity (noting any particular trend changes over recent periods); trends in delinquencies; trends in loan volume and size of credit risks; the degree of risk inherent in the composition of the loan portfolio; current and anticipated economic conditions; credit evaluations; and underwriting policies.





42 Capital One

SECURITIZATIONS: The Company securitizes credit card loans and records such securitizations as sales in accordance with Statement of Financial Accounting Standards ("SFAS") No.77, "Reporting by Transferors for Transfers of Receivables with Recourse." Due to the relatively short average life of credit card loans securitized (approximately 7 to 10 months), no gains are recorded at the time of sale. Rather, excess servicing fees related to the securitizations are recorded over the life of each sale transaction. The excess servicing fee is based upon the difference between finance charges received from the cardholders less the yield paid to investors, credit losses and a normal servicing fee, which is also retained by the Company. In accordance with the sale agreements, a fixed amount of excess servicing fees is set aside to absorb potential credit losses. Accounts receivable from securitization principally represents excess servicing fees earned and due to the Company. Transaction expenses are deferred and amortized over the reinvestment period of the transaction as a reduction of loan servicing fees. The monthly pattern of recording loan servicing fees is similar to the revenue recognition that the Company would have experienced if the loans had not been securitized.

PREMISES AND EQUIPMENT: Premises and equipment are stated at cost less accumulated depreciation and amortization ($61,452 at December 31, 1995; $37,162 at December 31, 1994). Depreciation and amortization expense is computed generally by the straight-line method.

SOLICITATION: The Company expenses the costs related to the solicitation of new accounts and balances as incurred.

CREDIT CARD FRAUD LOSSES: The Company experiences fraud losses from the unauthorized use of credit cards. Transactions suspected of being fraudulent are charged to non-interest expense after a 60-day investigation period.

INCOME TAXES: Deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

EARNINGS PER SHARE: Earnings per share are based on the weighted average number of common and common equivalent shares, including dilutive stock options and restricted stock outstanding during the three years ended December 31, 1995, after giving retroactive effect to the initial capitalization of the Company as if the issuance of all shares had occurred on January 1, 1993. Income that would have been generated from the proceeds of the IPO was not considered in the calculation of earnings per share.

INTEREST RATE SWAP AGREEMENTS: The Company enters into interest rate swap agreements ("swaps") for purposes of managing its interest rate sensitivity. The Company designates swaps to on-balance sheet instruments to alter the interest rate characteristics of such instruments and to modify interest rate sensitivity. The Company also designates swaps to off-balance sheet items to reduce the interest rate sensitivity associated with off-balance sheet cash flows (i.e., securitizations).

         Swaps involve the periodic exchange of payments over the life of the agreements. Amounts received or paid on swaps that are used to manage interest rate sensitivity and alter the interest rate characteristics of on-balance sheet instruments or reduce interest rate sensitivity associated with off-balance sheet items are recorded on an accrual basis as an adjustment to the related income or expense of the item to which the agreements are designated. The related amount receivable from counterparties of $26,652 and $4,209 at December 31, 1995 and 1994, respectively, is included in other assets. Changes in the fair value of swaps are not reflected in the accompanying financial statements.

         The Company's credit exposure on swaps is limited to the value of the swaps that have become favorable to the Company in the event of nonperformance by the counterparties. The Company does not require collateral from counterparties on its existing agreements. The Company actively monitors the credit ratings of counterparties and does not anticipate nonperformance by the counterparties with which it transacts its swaps.

USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

 ................................................................................

NOTE B
SECURITIES AVAILABLE FOR SALE

Securities available for sale at December 31, 1995, consist of U.S. Government obligations maturing in 1997 and 1998, which have an amortized cost of $402,251 and a market value of $413,016.

  Securities available for sale at December 31, 1994, consist of a U.S. Government obligation that matured in March 1995 and had an amortized cost of $99,103 and a market value of $99,070.





                                                                  Capital One 43

 .........................................................................

NOTE C
ALLOWANCE FOR LOAN LOSSES

The following is a summary of changes in the allowance for loan losses:

                                      Year Ended December 31
                                 .................................
                                 1995         1994         1993
 ..................................................................
Balance at beginning of year   $ 68,516     $ 63,516     $ 55,993
Provision for loan losses        65,895       30,727       34,030
Transfer to loans held for
  securitization                (11,504)      (4,869)      (2,902)
Charge-offs                     (64,260)     (31,948)     (39,625)
Recoveries                       13,353       11,090       16,020
                                ---------------------------------
Net charge-offs                 (50,907)     (20,858)     (23,605)
                               ----------------------------------
Balance at end of year         $ 72,000     $ 68,516     $ 63,516
                               ==================================

 ..................................................................

NOTE D
BORROWINGS

Interest-bearing deposits of $696,037 and $452,201 at December 31, 1995 and 1994, represent certificates of deposit greater than $100 with weighted average interest rates of approximately 6.07% and 6.43%, respectively.

      At December 31, 1995 and 1994, federal funds purchased with overnight maturities consist of $137,500 and $203,000, with weighted average interest rates of approximately 5.41% and 5.94%, respectively, and $572,303 and $483,688 with average maturities of less than three months and weighted average interest rates of approximately 5.84% and 6.43%, respectively.

      On November 17, 1995, the Company entered into a three-year, $1,715,000 unsecured revolving credit arrangement (the "Credit Facility"). The Credit Facility, which replaces the 1994 syndicated bank facility discussed below, consists of three tranches. Tranches A and B are for $1,300,000 and $200,000, respectively, are available to the Bank, and are subject to an unused commitment fee of .17%. In addition, Tranche B allows the Bank to borrow in major foreign currencies. Tranche C is for $215,000 and is available to the Parent and the Bank and is subject to an unused commitment fee of .225%. Borrowings under the Credit Facility bear interest at varying terms of the London Interbank Offered Rate ("LIBOR") and mature on November 17, 1998; however, the final maturity may be extended for three additional one-year periods. As of December 31, 1995, $100,000 was outstanding under Tranche A of the Credit Facility at a rate of 6.03%.

      In 1994, the Company obtained a syndicated bank facility, which matured in 1995, of $1,700,000, including a $500,000 revolving line of credit and subject to an unused commitment fee of 0.1875%. At December 31, 1994, $1,300,000 was outstanding on this facility at a variable interest rate based on LIBOR of 6.74%.

      Bank notes of $2,491,869 and $22,000 at December 31, 1995 and 1994, have weighted average interest rates of approximately 7.35% and 8.10%, respectively. Bank notes consist of $1,804,869 and $17,000 of fixed interest rate notes and $687,000 and $5,000 of variable interest rate notes based on LIBOR, at December 31, 1995 and 1994, respectively.

      In 1995, the Company entered into swaps to effectively convert certain of the interest rates on bank notes from fixed to variable. The swaps have a notional amount totaling $1,014,000 and mature in 1996 through 2000 to coincide with maturities of fixed bank notes. These swaps pay three-month LIBOR at a weighted average contractual rate at December 31, 1995, of 5.69% and receive a weighted average fixed rate of 7.68%. Additionally in 1995, the Company entered into basis swaps maturing in 1996 with notional amounts totaling $260,000 to effectively convert bank notes maturing in 1996 with a variable rate based on six-month LIBOR to a variable rate based on three-month LIBOR.

      Affiliate borrowings at December 31, 1994, of $54,000 consisted of overnight federal funds purchased from Signet at a fixed rate of 6.00%.

      In 1994, the Company entered into a forward interest rate swap agreement that provides that the Company pay interest at a rate of 5.875% and receive one-month LIBOR (contractual rate of 6.07% at January 3, 1995) on a variable notional amount from January 3, 1995 to April 13, 1995. The swap had a variable notional amount up to $4,800,000 and was designated to reduce the interest rate sensitivity associated with funding credit card loans repricing on a timetable other than the monthly variable funding associated with the bank facility and securitizations. The notional amount and term of this agreement effectively matched the period of sensitivity to changes in interest rates.

      Borrowings at December 31, 1995, mature as follows:

                      Interest-
                       Bearing        Bank
                      Deposits        Notes         Total
 ...........................................................
1996                   $662,152     $ 603,500    $1,265,652
1997                     23,885       862,437       886,322
1998                                  611,166       611,166
1999                     10,000       115,000       125,000
2000                                  299,766       299,766
                       ------------------------------------
                       $696,037    $2,491,869    $3,187,906
                       ====================================





44 Capital One

 ................................................................................

NOTE E
ASSOCIATES BENEFIT PLANS

Through December 31, 1995, the Company provided eligible associates with pension benefits through its Cash Balance Pension Plan. The benefits of the Cash Balance Pension Plan were based on years of service and the associate's career average earnings. The Company's funding policy was to contribute amounts to the plan sufficient to meet the minimum funding requirements set forth in the Employee Retirement Income Security Act of 1974, plus such additional amounts as the Company determined to be appropriate from time to time. Plan assets at December 31, 1995, consisted of cash and investments in mutual funds which hold primarily listed stocks and bonds.

       Effective December 31, 1995, the Company amended the Cash Balance Pension Plan so that no future pay-based credits will accrue. Future pay credits will accrue to the Employee Savings Plan as discussed further below. Such an event constitutes a "curtailment" under SFAS No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and Termination Benefits." The curtailment had no material effect on the Company's results of operations or financial condition.

       The following sets forth the plan's funded status and amounts recognized in the Company's balance sheet:

                                               December 31
                                          ......................
                                            1995          1994
 ................................................................
Actuarial present value of
  benefit obligations:
    Vested benefit obligations            $(4,611)      $(4,608)
                                          ======================
    Accumulated benefit obligation        $(6,690)      $(4,985)
                                          ======================
    Projected benefit obligation          $(6,690)      $(4,985)
Plan assets, at fair value                  6,823         4,985
                                          ---------------------
Plan assets in excess of projected
  benefit obligation                          133
Unrecognized net asset                       (247)         (288)
Unrecognized net loss                         917         1,225
                                          ---------------------

Net pension asset                         $   803       $   937
                                          ---------------------

      Net periodic pension cost includes the following components:

                                       Year Ended December 31
                                    ............................
                                      1995     1994       1993
 ................................................................
Service cost-benefits earned
  during the year                   $ 1,338     $ 874     $ 665
Interest cost on projected
benefit obligation                      424       279       266
Actual return on plan assets         (1,055)      213      (149)
Net amortization and deferral           577      (580)     (187)
                                    ---------------------------
Net periodic pension cost           $ 1,284     $ 786     $ 595
                                    ---------------------------


    Assumptions used were as follows:

                                       1995      1994       1993
 .................................................................
Discount rates                         7.00%     8.50%      7.25%
Rates of increase in compensation
  levels of associates                 5.00%     5.00%      5.00%
Expected long-term rate of
  return on plan assets                8.75%     8.75%      8.75%
                                       ==========================


      The Company also sponsors a contributory Employee Savings Plan for which substantially all full-time and certain part-time associates are eligible to participate. The Company matches a portion of associate contributions, plus makes discretionary contributions based upon the Company's earnings per common share. Effective January 1, 1996, the Company will be required to make additional contributions relating to pay-based credits to eligible associates which were previously provided under the Cash Balance Pension Plan. The Company's contributions to this plan were $2,701, $3,980 and $2,615 in 1995, 1994 and 1993, respectively.

      In addition, the Company offers continued medical coverage and life insurance benefits for its retirees through its Employee Welfare Benefits Plan. The following table sets forth the plan's combined funded status with regard to postretirement benefits reconciled with the amount shown in the Company's balance sheet:

                                             Year Ended December 31
                                           .........................
                                                1995        1994
Accumulated postretirement benefit
  obligation:
  Fully eligible active plan participants     $   (62)    $   (51)
  Other active plan participants               (1,937)     (1,397)
                                              -------------------

                                               (1,999)     (1,448)
Plan assets at fair value
Accumulated postretirement benefit
  obligation in excess of plan assets          (1,999)     (1,448)
Unrecognized transition obligation                936         996
Unrecognized net loss                            (152)       (321)
                                              -------------------
Accrued postretirement benefit cost           $(1,215)     $ (773)
                                              ===================

      Net periodic postretirement benefit cost includes the following components:

                                       Year Ended December 31
                                     .............................
                                     1995       1994         1993
 ..................................................................
Service cost-benefits earned
  during the year                    $264       $162         $120
Interest cost on projected
  benefit obligation                  123         87           85
Amortization of transition
  obligation over 20 years             55         55           52
                                     ----------------------------

Net periodic postretirement
  benefit cost                       $442       $304         $257
                                     ============================





                                                                  Capital One 45

      For measurement purposes, a 9.50% annual rate of increase in the per capita cost of covered health care benefits was assumed for 1995 for participants under 65 years of age; the rate was assumed to decrease gradually to 5.0% in 2005 and remain at that level thereafter. Increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation for the medical plans, as of December 31, 1995, by $290, and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for 1995 by $70.

      Effective January 1, 1996, the features of the postretirement benefits plan have changed. The contributions required for participation are now based on attained age, with higher contributions for pre-65 coverage than for post-65 coverage. Life insurance benefits are now offered only to currently active associates who attained age 50 before December 31, 1995.

      The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 7.00%, 8.50% and 7.25% for 1995, 1994 and 1993, respectively.

      The Employee Welfare Benefits Plan also contains a Flexible Benefits Program. The program allows associates to select their benefit options, including medical coverage, disability insurance and paid leave. The program enables the Company to better manage its rising health care costs, as well as to provide associates more choice in the selection of their benefits package.

 ................................................................................

NOTE F
STOCK PLANS

Effective January 1, 1995, the Company adopted the Capital One Financial Corporation Employee Stock Purchase Plan ("the Purchase Plan") whereby associates of the Company and its subsidiaries are eligible to purchase common stock through monthly salary deductions of a maximum of 15% and a minimum of 2% of monthly base pay. The amounts deducted are applied to the purchase of unissued common stock of the Company at 85% of the current market price. An aggregate of 1,000,000 common shares have been authorized for issuance under the plan, 934,355 shares of which were available for issuance at December 31, 1995.

      Under the 1994 Stock Incentive Plan, the Company has reserved 5,370,880 common shares for issuance in the form of incentive stock options, nonstatutory stock options, stock appreciation rights, restricted stock and incentive stock. The number of shares available for future grant were 2,061,640 and 3,334,473 at December 31, 1995 and 1994, respectively. Options vest annually over three to five years and expire beginning November 2004. The restrictions on restricted stock (of which 23,215 shares were issued in 1995) expire annually over three years.

      Additionally, pursuant to a Marketing and Management Services Agreement between Signet Bank/Virginia and Fairbank Morris, Inc. ("FMI"), a corporation controlled by members of the Company's executive management, 464,400 shares of restricted stock were awarded to FMI for services rendered for the period from January 1, 1994 to December 31, 1995. In connection with this award, $3,715 in compensation was expensed in both 1995 and 1994.

      On April 26, 1995, the Company adopted the 1995 Non-Associates Directors Stock Incentive Plan (the "1995 Directors Plan"). The 1995 Directors Plan authorizes an aggregate maximum of 500,000 shares of the Company's common shares for the automatic grant of restricted stock and stock options to eligible members of the Company's Board of Directors. At December 31, 1995, 452,500 shares were available for grant under this plan. The restrictions on the restricted stock (of which 12,500 shares were issued in 1995) expire in 1996.

      On September 15, 1995, the Company granted, subject to stockholder approval of an increase of 2,000,000 in shares reserved for issuance under the 1994 Stock Incentive Plan, to its Chief Executive Officer and its President and Chief Operating Officer performance-based options to purchase 2,500,000 common shares at the then market price of $29.19 per share. Fifty percent of the options vest if the Company's stock reaches $37.50 per share, 25% vest if the stock reaches $43.25 per share and the remaining 25% vest if the stock reaches $50.00 per share. If these price levels are not achieved within five years from the date of grant, the portion of the options not previously vested will expire. Upon stockholder approval, the difference between the exercise price and the performance vesting price will be recognized as compensation cost over the estimated vesting period.





46 Capital One

        A summary of changes in shares of Common Stock under option for the years of 1995 and 1994 is as follows:

                                      Number       Option Price
                                     of Shares       per Share
 ................................................................
Outstanding December 31, 1993
  Granted                            2,036,407    $        16.00
  Exercised
  Canceled
                                    ----------------------------
Outstanding December 31, 1994        2,036,407             16.00
  Granted                            1,361,343     12.93 - 29.19
  Exercised                             (6,582)            18.88
  Canceled                             (76,100)    16.00 - 19.31
                                     ---------------------------
Outstanding December 31, 1995        3,315,068    $12.93 - 29.19
                                     ===========================

      On November 16, 1995, the Board of Directors of the Company declared a dividend distribution of one Right for each outstanding share of common stock. Each Right entitles a registered holder to purchase from the Company one onehundredth of a share of the Company's authorized Cumulative Participating Junior Preferred Stock (the "Junior Preferred Shares") at a price of $150 (the "Purchase Price"), subject to adjustment. The Company has reserved 1,000,000 shares of its authorized preferred stock for the Junior Preferred Shares. Because of the nature of the Junior Preferred Shares' dividend and liquidation rights, the value of the one one-hundredth interest in a Junior Preferred Share purchasable upon exercise of each Right should approximate the value of one share of common stock. Initially, the Rights are not exercisable and trade automatically with the common stock. The Rights generally become exercisable, however, and separate certificates representing the Rights will be distributed, if any person or group acquires 15 percent or more of the Company's outstanding common stock or a tender offer or exchange offer is announced for the Company's common stock. The Rights expire on November 29, 2005, unless earlier redeemed by the Company at $.01 per Right prior to the time any person or group acquires 15 percent of the outstanding common stock. Until the Rights become exercisable, the Rights have no dilutive effect on earnings per share.

      The Company accounts for associate stock-based compensation awards under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"). During 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-Based Compensation," which is effective for awards issued after December 31, 1995. SFASNo. 123 provides, based upon the fair value of the award, for associate stock-based compensation to be recognized in the statement of income or, should the Company elect to continue to account for associate stock-based compensation under the intrinsic value method under APB No. 25, disclosure in the financial statements of the effects of SFASNo. 123 as if the recognition provisions were adopted. The Company continues to evaluate its alternatives available under the provisions of SFASNo. 123 and has not determined whether it will adopt the statement for expense recognition purposes.

 ................................................................................

NOTE G
OTHER NON-INTEREST EXPENSE

Other non-interest expense consists of the following:

                                       Year Ended December 31
                                   .............................
                                    1995       1994        1993
 ................................................................
Credit card fraud losses           $27,721    $10,852     $6,424
Professional services               28,787      9,203      2,063
Bankcard association assessments    13,116      8,344      4,772
Other                               27,919     12,677      5,008
                                   -----------------------------
Total                              $97,543    $41,076    $18,267
                                   =============================

 ................................................................

NOTE H
REGULATORY MATTERS

      The Bank is subject to capital adequacy guidelines adopted by the Federal Reserve Board, including minimum capital and leverage ratios. At December 31, 1995, the Bank's risk-based Tier 1 capital ratio, risk-based total capital ratio and Tier 1 leverage ratio were 11.52%, 12.77% and 8.52%, respectively. Additionally, certain regulatory restrictions exist which limit the ability of the Bank to transfer funds to its Parent. Bank regulators consider a range of factors in determining capital adequacy and restrictions on dividends, such as the bank's size, quality and stability of earnings, interest rate risk exposure, risk diversification, management expertise, asset quality, liquidity and internal controls. At December 31, 1995, retained earnings of the Bank of $68,733 were available for payment of dividends to the Parent, without prior approval by regulatory authorities.





                                                                  Capital One 47

 ................................................................................

NOTE I
INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities as of December 31, 1995 and 1994, are as follows:

                                      December 31
                                ......................
                                  1995          1994
 ......................................................
Deferred tax assets:
  Allowance for loan losses     $26,177        $23,981
  Other                           2,590          2,981
  Valuation allowance
                                ----------------------
Total deferred tax assets        28,767         26,962
Deferred tax liabilities:
  Finance charge accrual          9,794          5,958
  Unrealized gains on
    securitiesavailable for
    sale                          3,768
  Other                           6,302            864
                                ----------------------
Total deferred tax liabilities   19,864          6,822
                                ----------------------
Net deferred tax assets          $8,903        $20,140
                                ======================


    The components of income tax expense (benefit) are as follows:

                               Year Ended December 31
                          ................................
                          1995        1994          1993
 ..........................................................
Federal taxes            $63,162     $51,942      $61,458
State taxes                  600
Deferred income taxes      7,458        (378)      (1,089)
                         --------------------------------
Income taxes             $71,220     $51,564      $60,369
                         ================================


      A reconciliation of the statutory income tax expense included in the consolidated statements of income is as follows:

                                 Year Ended December 31
                            ................................
                            1995         1994         1993
 ............................................................
Income tax at statutory
  federal tax rate of 35%  $69,206      $51,389      $59,799
State taxes, net of
  federal benefit              390
Other                        1,624          175          570
                           ---------------------------------
Income taxes               $71,220      $51,564      $60,369
                           =================================


 ................................................................................

NOTE J
COMMITMENTS AND CONTINGENCIES

At December 31, 1995, the Company has outstanding lines of credit of approximately $23,700,000 committed to its customers. Of that total commitment, approximately $13,250,000 is unused. While this amount represents the total available lines of credit to customers, the Company has not experienced and does not anticipate that all of its customers will exercise their entire available line at any given point in time. The Company has the right to increase, reduce, cancel, alter or amend the terms of these available lines of credit at any time.

      Certain premises and equipment are leased under agreements that expire at various dates through 2004, without taking into consideration available renewal options. Many of these leases provide for payment by the lessee of property taxes, insurance premiums, cost of maintenance and other costs. In some cases, rentals are subject to increase in relation to a cost of living index. Total rental expense amounted to approximately $5,394, $3,700 and $3,503 for the years ended, December 31, 1995, 1994 and 1993, respectively. Total rental income from subleases amounted to approximately $1,487 in 1995.

      Future minimum rental commitments as of December 31, 1995, for all non-cancelable operating leases with initial or remaining terms of one year or more are as follows:

 ...............................................

1996                                    $ 4,571
1997                                      4,469
1998                                      4,381
1999                                      2,317
2000                                      1,373
Thereafter                                2,756
                                        -------
                                        $19,867
                                        =======

      During 1995, the Company and the Bank became involved in three purported class action suits relating to certain collection practices engaged in by Signet Bank/Virginia and, subsequently, by the Bank. The complaints in these three cases allege that Signet Bank/Virginia and/or the Company violated a variety of federal and state statutes and constitutional and common law duties by filing collection lawsuits, obtaining judgments and pursuing garnishment proceedings in the Virginia state courts against defaulted credit card customers who were not residents of Virginia. These cases have been filed in the Superior Court of California in the County of Alameda, Southern Division, on behalf of a class of California residents, in the United States District Court for the District of Connecticut on behalf of a nationwide class, and in the United States District Court for the Middle District of Florida on behalf of a nationwide class (except for California). The complaints in these three cases





48 Capital One
seek unspecified statutory damages, compensatory damages, punitive damages, restitution, attorneys' fees and costs, a permanent injunction and other equitable relief.

      In connection with the transfer of substantially all of Signet Bank/Virginia's credit card business to the Bank in November 1994, the Company and the Bank agreed to indemnify Signet Bank/Virginia for certain liabilities incurred in litigation arising from that business, which may include liabilities, if any, incurred in the three purported class action cases described above. Because no specific measure of damages is demanded in any of the complaints and each of these cases is in early stages of litigation, an informed assessment of the ultimate outcome of these cases cannot be made at this time. Management believes, however, that there are meritorious defenses to these lawsuits and intends to defend them vigorously.

      The Company is commonly subject to various other pending and threatened legal actions arising from the conduct of its normal business activities. In the opinion of the management of the Company, the ultimate aggregate liability, if any, arising out of any pending or threatened action will not have a material adverse effect on the consolidated financial condition of the Company. At the present time, however, management is not in a position to determine whether the resolution of pending or threatened litigation will have a material effect on the Company's results of operations in any future reporting period.

 ................................................................................

NOTE K
RELATED PARTY TRANSACTIONS

In the ordinary course of business, executive officers and directors of the Company may have credit card loans issued by the Company. Pursuant to the Company's policy, such loans are issued on the same terms as those prevailing at the time for comparable loans with unrelated persons and do not involve more than the normal risk of collectability.

      Prior to November 22, 1994, and on a declining basis thereafter, Signet and its various subsidiaries provided significant financial and operational support to the Company, the estimated costs of which have been allocated to the Company. Since the Company operated as a division of Signet Bank/Virginia for all periods prior to November 22, 1994, these allocations do not necessarily represent expenses that would have been incurred directly by the Company had it operated on a stand-alone basis historically. The following table summarizes the effects of these allocations (including interest expense) and servicing income related to the retained credit card portfolio reflected in the financial statements. Revenues and expenses generated in 1995 from agreements with Signet through February 28, 1995, were immaterial.


                                      Year Ended December 31
                                      ......................
                                         1994         1993
 ............................................................
Revenues:
Loan servicing income pertaining to
  retained credit card portfolio        $11,046      $12,544
Expenses:
  Interest expense                       67,161       67,994
  Salaries and associate benefits         7,509        7,630
  Data processing services               16,524       16,080
  Contract termination                   49,000
  Other                                   6,303        6,263

      Incremental expenses, other than interest expense, that the Company would have incurred directly had it operated on a stand-alone basis are estimated to be $6,000 (unaudited) annually for each of the years in the two year period ended December 31, 1994.

      Premises and equipment with a net book value of $21,800 were transferred from Signet on November 22, 1994.

      Effective November 22, 1994, the Company entered into a Separation Agreement, Interim Service Agreements and long-term Intercompany Servicing Agreements, a Tax Sharing Agreement and an Employee Benefits Agreement ("Service Agreements"), which provide for certain ongoing operational and financial relationships between the Company and Signet that expire in 1996.

 ................................................................................

NOTE L
SECURITIZATIONS

The Company securitized $3,525,000 and $2,393,937 of credit card receivables in 1995 and 1994, respectively, and currently has $7,523,801 of investors' undivided interests in the receivables under securitizations outstanding at December 31, 1995, with expected maturities from 1996 to 2000. The income from all series is included in credit card servicing income.

      The Company has entered into swaps to reduce the interest rate sensitivity associated with these securitizations. In 1995, the Company entered into swaps with notional amounts totaling $591,000 which are scheduled to mature in 1998 and 1999 to coincide with the final payment date of a 1995 securitization. In 1994, the Company entered into swaps with notional amounts totaling $539,000 which are scheduled to mature in 1997 to coincide with the final payment date of the remaining term of a 1993 securitization. These swaps pay floating rates of three-month LIBOR (weighted average contractual rate of 5.78% and 5.80% at December 31, 1995 and 1994, respectively) and receive weighted average fixed rates of 7.23% and 6.74% at December 31, 1995 and 1994, respectively.





                                                                  Capital One 49

      The terms of securitizations require the Company to maintain a certain level of assets, retained by the trust, to absorb potential credit losses. The amount available to absorb potential credit losses is included in accounts receivable from securitizations and is $235,188 and $129,410 at December 31, 1995 and 1994, respectively.

 ..............................................................................

NOTE M
SIGNIFICANT CONCENTRATION OF CREDIT RISK

The Company is active in originating credit card loans throughout the United States. The Company reviews each potential customer's credit application and evaluates the applicant's financial history and ability and willingness to repay. Loans are made primarily on an unsecured basis; however, certain loans require collateral in the form of cash deposits.

      The geographic distribution of the Company's credit card loans was as follows:

                                         Year Ended December 31
                             ..............................................
                                   1995                      1991
 ...........................................................................
                               LOANS          %         Loans          %
                             ..............................................
GEOGRAPHIC REGION:
  Northeast                  $2,310,138     22.12%  $ 1,702,015      23.07%
  Southeast                   2,281,553     21.84     1,712,940      23.21
  Central                     2,926,157     28.01     1,929,068      26.14
  Midwest                       219,236      2.10       150,371       2.04
  West                        2,698,613     25.84     1,883,406      25.53
  Other                           9,783       .09           655        .01
                            ----------------------------------------------
                             10,445,480    100.00%    7,378,455     100.00%
Less securitized balances    (7,523,801)             (5,150,000)
                             ---------------------------------------------
Total loans                  $2,921,679             $ 2,228,455
                             ---------------------------------------------

 ...........................................................................

NOTE N
DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The following discloses the fair value of financial instruments at December 31, 1995 and 1994, whether or not recognized in the balance sheets, for which it is practical to estimate fair value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. As required under generally accepted accounting principles, these disclosures exclude certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

      The following methods and assumptions were used by the Company in estimating the fair value at December 31, 1995 and 1994, for its financial instruments:

CASH AND DUE FROM BANKS: The carrying amount approximates fair value.

CASH EQUIVALENTS: The carrying amount of federal funds sold and interest-bearing deposits at other banks approximates fair value.

SECURITIES AVAILABLE FOR SALE: See Note B.

LOANS: The net carrying amount approximates fair value due to the relatively short average life and principally variable interest rates on these loans. This amount excludes any value related to account relationships.

INTEREST RECEIVABLE: The carrying amount approximates fair value.

INTEREST-BEARING DEPOSITS AND FEDERAL FUNDS PURCHASED: The carrying amount approximates fair value.

BORROWINGS: The carrying amount of the bank facility approximates fair value. The fair value of bank notes is $2,553,000 and $22,000, at December 31, 1995 and 1994, respectively.

INTEREST PAYABLE: The carrying amount approximates fair value.

INTEREST RATE SWAP AGREEMENTS: The fair value of these instruments of $85,200 at December 31, 1995, is the estimated amount that the Company would have received, and $12,800 at December 31, 1994, is the estimated amount that the Company would have paid to terminate the swap agreements at the respective dates, taking into account the forward yield curve and the creditworthiness of the swap counterparties.





50 Capital One

 ................................................................................

NOTE O
CAPITAL ONE FINANCIAL CORPORATION
(PARENT COMPANY ONLY)
CONDENSED FINANCIAL INFORMATION

                                            December 31
                                     .......................
Balance Sheets                           1995         1994
 ............................................................
Assets
  Cash and cash equivalents            $  7,792     $ 13,884
  Investment in subsidiaries            587,518      461,007
  Other                                   3,881          720
                                       ---------------------
    Total assets                       $599,191     $475,611
                                       =====================

Liabilities                                         $  1,054
Stockholders' equity                   $599,191      474,557
                                       ---------------------
Total liabilities and stockholders'
  equity                               $599,191     $475,611
                                       =====================



                                     YEAR ENDED    Period from Inception
                                     DECEMBER 31     (November 22, 1994)
Statements of Income                    1995        to December 31, 1994
 ........................................................................
Interest from temporary investments  $     560                      $ 79
Dividends from subsidiaries             11,000
Non-interest expense                       456                         7
                                     -----------------------------------
Income before income taxes and
  equity in undistributed earnings
  of subsidiaries                       11,104                        72
Income taxes                                37                        28
                                     -----------------------------------
                                        11,067                        44
Equity in undistributed earnings
  of subsidiaries                      115,444                    11,029
                                     -----------------------------------
Net income                           $ 126,511                   $11,073
                                     ===================================
Operating Activities:
  Net income                         $ 126,511                   $11,073
  Adjustments to reconcile net
    income to net cash provided
    by operating activities:
  Equity in undistributed
    earnings of subsidiaries          (115,444)                  (11,029)
  Amortization of deferred
    compensation                         4,020                     3,715
  Increase in other assets              (3,161)                     (720)
  (Decrease) increase in other
    liabilities                         (1,054)                    1,054
                                     -----------------------------------
Net cash provided by
    operating activities                10,872                     4,093
Investing Activities:
  Increase in investment in
    subsidiaries                        (2,470)                  (92,124)
                                     ------------------------------------
Financing Activities:
  Proceeds from issuance of
    common stock                         1,257                   101,915
  Proceeds from exercise of
    stock options                          132
  Dividends paid                       (15,883)
                                     -----------------------------------
  Net cash (used for) provided
    by financing activities            (14,494)                  101,915
                                     -----------------------------------
  (Decrease) increase in cash and
    cash equivalents                    (6,092)                   13,884
  Cash and cash equivalents at
    beginning of period                 13,884
                                     -----------------------------------
  Cash and cash equivalents at
    end of period                      $ 7,792                   $13,884
                                       =================================





                                                                  Capital One 51